Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Eurolife FFH Insurance Group Holdings S.A. as of December 31, 2021 because it was acquired by the company in a business combination during 2021. The operations of Eurolife FFH Insurance Group Holdings S.A. represented approximately 0.6% of the company’s consolidated income for the year ended December 31, 2021 and represented approximately 4.7% and 5.4% of the company’s consolidated assets and liabilities respectively as at December 31, 2021. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 4, 2022

V. Prem Watsa	Jennifer Allen
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Eurolife FFH Insurance Group Holdings S.A. from its assessment of internal control over financial reporting as of December 31, 2021 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2021. We have also excluded Eurolife FFH Insurance Group Holdings S.A. from our audit of internal control over financial reporting. Eurolife FFH Insurance Group Holdings S.A. is a subsidiary whose total assets, total liabilities and total income excluded from management’s assessment and our audit of internal control over financial reporting represent 4.7%, 5.4% and 0.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of insurance contract liabilities

As described in Notes 3, 4 and 8 to the consolidated financial statements, Insurance Contract Liabilities include a) Property and Casualty Reserves for Incurred but Not Reported Losses (IBNR) of $15,220.4 million and b) Provision for Life Insurance Policy Benefits (LIPB) of $2,483.7 million as at December 31, 2021. These amounts are estimated by management based on a) Canadian accepted actuarial practices for IBNR, and b) accepted actuarial practices in the jurisdictions where policies are written for LIPB. These actuarial practices are designed to ensure the Company establishes appropriate reserves on its consolidated balance sheet to cover insured losses and related claims expenses. Management determines a) the IBNR reserves based on undiscounted projected future cash flows of claims using significant assumptions that represent best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the consolidated balance sheet date but have not yet been reported and b) the LIPB provisions based on discounted projected future cash flows of claims and premiums using significant assumptions that represent the best estimate to settle future benefits and expenses on in-force life insurance contracts. Management has applied a) varying actuarial projection methodologies in the estimation of IBNR reserves, based on product line, type and extent of coverage and b) actuarial models that apply assumptions that vary by contract type and reflect current and expected future experience in the estimation of LIPB provisions. These methodologies and models require management to develop significant assumptions including: a) for IBNR reserves, expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes, and expected reinsurance recoveries and b) for LIPB provisions, lapse rates, discount rates and future expenses.

The principal considerations for our determination that performing procedures relating to the estimation of insurance contract liabilities is a critical audit matter are (1) the significant judgment by management to determine the IBNR reserves and LIPB provisions and (2) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management’s actuarial projection methodologies and models and significant assumptions including: (a) for IBNR reserves, the expected loss ratios, loss development patterns, claims frequencies and severities, exposure changes, and expected reinsurance recoveries and (b) for LIPB provisions, lapse rates, discount rates and future expenses. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions. For IBNR reserves, these procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing independent estimates of the IBNR reserves and comparing the independent estimates to management’s actuarially determined reserves, with the remaining portion subjected to other procedures. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing significant assumptions based on data provided by management; (iii) where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of significant assumptions; and (iv) testing the completeness and accuracy of the data provided by management. For LIPB provisions, these procedures included, among others, the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the actuarial models used and evaluating the reasonableness of significant assumptions related to lapse rates, discount rates and future expenses. Evaluating the appropriateness of the actuarial models used involved (i) comparing the models and significant assumptions used against recognized actuarial practices and (ii) performing independent model validation procedures, on a sample basis, including detailed independent recalculations on selected policies to ensure accuracy of the projection models. Evaluating the reasonableness of significant assumptions involved (i) recalculating significant assumptions based on data provided by management; (ii) considering market views and peer company benchmarking; and (iii) testing the completeness and accuracy of the data provided by management.

Valuation of private placement debt securities and private company preferred shares

As described in Notes 3, 4 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private placement debt securities measured at fair value of $1,001.7 million and private company preferred shares measured at fair value of $2,101.8 million as at December 31, 2021. Valuation of private placement debt securities and private company preferred shares use valuation techniques that depend on the nature of the investment. Management uses unobservable inputs to develop assumptions for which market data is limited or unavailable. These investments are valued by management as follows: (i) private placement debt securities are valued primarily using industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input, and (ii) private company preferred shares are valued primarily using the fair value implied by recent market transactions, and further corroborated by industry accepted discounted cash flow models that incorporate discount rates and long-term growth rates as significant unobservable inputs.

The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities and private company preferred shares is a critical audit matter are (1) the significant judgment by management in selecting the appropriate discounted cash flow models to determine or corroborate the fair value of these investments, which included significant unobservable inputs related to the credit spreads, discount rates and long-term growth rates of the issuers and (2) a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence related to the valuation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private placement debt securities and private company preferred shares, including controls over the Company’s selection and preparation of the discounted cash flow models and determination of significant unobservable inputs. For a sample of private placement debt securities, these procedures included, among others, the involvement of professionals with specialized skill and knowledge to (i) assist in developing independent estimates using industry-accepted valuation models and (ii) independently develop assumptions such as credit spreads by considering, as applicable, current and past performance of the particular investment, relevant external market and industry data and evidence obtained in other areas of the audit. These procedures also included testing the completeness and accuracy of the underlying data supporting the independent estimates and comparing the independent estimates to management’s valuation. For private company preferred shares, these procedures included, among others, (i) evaluating the reasonableness of the significant unobservable inputs used, including discount rates and long-term growth rates; (ii) testing the completeness and accuracy of the underlying data; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models used, the reasonableness of the discount rates and long-term growth rates used in the models and considering external market and industry data.

FAIRFAX FINANCIAL HOLDINGS LIMITED

These procedures also included comparing the fair value implied by recent market transactions to that determined by management’s discounted cash flow model where applicable.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2022

We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2021 and December 31, 2020

		December 31,	December 31,
	Notes	2021	2020
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $111.0; December 31, 2020 – $79.5)	5, 27	1,478.3	1,252.2
Insurance contract receivables	10	6,883.2	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $1,246.4;December 31, 2020 – $751.9)	5, 27	21,799.5	13,197.8
Bonds (cost $13,836.3; December 31, 2020 – $14,916.1)	5	14,091.2	15,734.6
Preferred stocks (cost $576.6; December 31, 2020 – $268.3)	5	2,405.9	605.2
Common stocks (cost $4,717.2; December 31, 2020 – $4,635.5)	5	5,468.9	4,599.1
Investments in associates (fair value $5,671.9; December 31, 2020 – $4,154.3)	5, 6	4,755.1	4,381.8
Investment in associate held for sale (fair value nil; December 31, 2020 – $729.5)	5, 6, 23	—	729.5
Derivatives and other invested assets (cost $888.2; December 31, 2020 – $944.4)	5, 7	991.2	812.4
Assets pledged for derivative obligations (cost $119.6; December 31, 2020 – $196.1)	5, 7	119.6	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,336.4; December 31, 2020 – $2,791.0)	5, 6, 23, 27	2,066.0	1,851.8
		51,697.4	42,108.6

Deferred premium acquisition costs	11	1,924.1	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $884.3; December 31, 2020 – $686.8)	8, 9	12,090.5	10,533.2
Deferred income tax assets	18	522.4	713.9
Goodwill and intangible assets	12	5,928.2	6,229.1
Other assets	13	6,121.3	5,857.2
Total assets		86,645.4	74,054.0

See accompanying notes.

Signed on behalf of the Board

Director	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

		December 31,	December 31,
	Notes	2021	2020
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,985.4	4,996.1
Derivative obligations (including at the holding company – $32.1; December 31, 2020 – $22.8)	5, 7	152.9	189.4
Deferred income tax liabilities	18	598.8	356.4
Insurance contract payables	10	4,493.5	2,964.0
Insurance contract liabilities	8	47,346.5	39,206.8
Borrowings – holding company and insurance and reinsurance companies	15	6,129.3	6,614.0
Borrowings – non-insurance companies	15	1,623.7	2,200.0
Total liabilities		65,330.1	56,526.7

Equity	16
Common shareholders’ equity		15,049.6	12,521.1
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		16,385.1	13,856.6
Non-controlling interests		4,930.2	3,670.7
Total equity		21,315.3	17,527.3
		86,645.4	74,054.0

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2021 and 2020

	Notes	2021	2020
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	23,910.2	19,125.9
Net premiums written	25	18,278.1	14,864.5

Gross premiums earned		21,786.8	17,898.8
Premiums ceded to reinsurers		(5,228.8)	(3,910.1)
Net premiums earned	25	16,558.0	13,988.7
Interest and dividends	5	640.8	769.2
Share of profit (loss) of associates	6	402.0	(112.8)
Net gains on investments	5	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	23	264.0	117.1
Other revenue	25	5,158.0	4,719.6
		26,467.9	19,794.9
Expenses
Losses on claims, gross	8	14,200.7	12,234.8
Losses on claims, ceded to reinsurers	9	(3,460.2)	(2,910.3)
Losses on claims, net	26	10,740.5	9,324.5
Operating expenses	26	2,946.1	2,536.5
Commissions, net	9	2,787.9	2,355.0
Interest expense	15	513.9	475.9
Other expenses	25, 26	5,086.9	4,858.9
		22,075.3	19,550.8
Earnings before income taxes		4,392.6	244.1
Provision for income taxes	18	726.0	206.7
Net earnings		3,666.6	37.4

Attributable to:
Shareholders of Fairfax		3,401.1	218.4
Non-controlling interests	16	265.5	(181.0)
		3,666.6	37.4

Net earnings per share	17	$129.33	$6.59
Net earnings per diluted share	17	$122.25	$6.29
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	25,953	26,447

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2021 and 2020

	Notes	2021	2020
		(US$ millions)

Net earnings		3,666.6	37.4

Other comprehensive income (loss), net of income taxes	16

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		(199.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	7	(16.7)	(38.0)
Gains (losses) on hedge of net investment in European operations	7	63.9	(75.8)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	(75.1)	72.2
		(227.4)	(181.3)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	23	6.7	114.4
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	6	(45.2)	69.5
		(265.9)	2.6
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	21	88.2	(67.5)
Share of net gains (losses) on defined benefit plans of associates	6	67.0	(51.1)
Other		13.8	—
		169.0	(118.6)
Other comprehensive income (loss), net of income taxes		(96.9)	(116.0)
Comprehensive income (loss)		3,569.7	(78.6)

Attributable to:
Shareholders of Fairfax		3,377.6	103.0
Non-controlling interests		192.1	(181.6)
		3,569.7	(78.6)

Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		5.2	10.8
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans		12.7	(10.0)
		17.9	0.8
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings		—	0.1
		17.9	0.9
Income tax on items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans		(27.4)	20.8
Share of net gains (losses) on defined benefit plans of associates		(12.8)	5.3
		(40.2)	26.1
Total income tax (expense) recovery included in other comprehensive income (loss)		(22.3)	27.0

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the years ended December 31, 2021 and 2020

(US$ millions)

			Share-					Equity
			based		Accumulated			attributable
		Treasury	payments		other	Common		to	Non-
	Common	shares	and other	Retained	comprehensive	shareholders’	Preferred	shareholders	controlling	Total
	shares(1)	at cost	reserves	earnings	income (loss)	equity	shares	of Fairfax	interests	equity

Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the year	—	—	—	3,401.1	—	3,401.1	—	3,401.1	265.5	3,666.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(123.3)	(123.3)	—	(123.3)	(76.2)	(199.5)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(16.7)	(16.7)	—	(16.7)	—	(16.7)
Gains on hedge of net investment in European operations	—	—	—	—	63.9	63.9	—	63.9	—	63.9
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(65.2)	(65.2)	—	(65.2)	(9.9)	(75.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	3.1	3.1	—	3.1	3.6	6.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	—	—	—	—	(45.6)	(45.6)	—	(45.6)	0.4	(45.2)
Net gains on defined benefit plans	—	—	—	—	82.8	82.8	—	82.8	5.4	88.2
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	68.3	68.3	—	68.3	(1.3)	67.0
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	57.3	(56.1)	—	—	1.2	—	1.2	(3.0)	(1.8)
Purchases and amortization for share-based payments (note 16)	—	(132.6)	104.1	—	—	(28.5)	—	(28.5)	6.8	(21.7)
Purchases for cancellation (note 16)	(529.6)	—	—	(528.5)	—	(1,058.1)	—	(1,058.1)	—	(1,058.1)
Common share dividends (note 16)	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(155.4)	(427.5)
Preferred share dividends (note 16)	—	—	—	(44.5)	—	(44.5)	—	(44.5)	—	(44.5)
Acquisitions of subsidiaries (note 23)	—	—	—	—	—	—	—	—	7.5	7.5
Deconsolidation of subsidiaries (note 23)	—	—	—	—	—	—	—	—	(15.4)	(15.4)
Other net changes in capitalization (note 16 and note 23)	—	—	208.4	323.7	20.8	552.9	—	552.9	1,226.9	1,779.8
Balance as of December 31, 2021	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3

Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net earnings (loss) for the year	—	—	—	218.4	—	218.4	—	218.4	(181.0)	37.4
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(117.2)	(117.2)	—	(117.2)	(22.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(38.0)	(38.0)	—	(38.0)	—	(38.0)
Losses on hedge of net investment in European operations	—	—	—	—	(75.8)	(75.8)	—	(75.8)	—	(75.8)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	—	—	—	—	43.6	43.6	—	43.6	28.6	72.2
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	114.4	114.4	—	114.4	—	114.4
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	69.5	69.5	—	69.5	—	69.5
Net losses on defined benefit plans	—	—	—	—	(66.0)	(66.0)	—	(66.0)	(1.5)	(67.5)
Share of net losses on defined benefit plans of associates	—	—	—	—	(45.9)	(45.9)	—	(45.9)	(5.2)	(51.1)
Issuances for share-based payments	—	56.7	(66.5)	—	—	(9.8)	—	(9.8)	(2.2)	(12.0)
Purchases and amortization for share-based payments (note 16)	—	(137.9)	84.3	—	—	(53.6)	—	(53.6)	5.5	(48.1)
Purchases for cancellation (note 16)	(85.2)	—	—	(15.7)	—	(100.9)	—	(100.9)	—	(100.9)
Common share dividends (note 16)	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(165.6)	(441.3)
Preferred share dividends (note 16)	—	—	—	(44.0)	—	(44.0)	—	(44.0)	—	(44.0)
Acquisitions of subsidiaries (note 23)	—	—	—	—	—	—	—	—	92.9	92.9
Deconsolidation of subsidiaries (note 23)	—	9.5	(10.9)	(53.2)	28.0	(26.6)	—	(26.6)	282.3	255.7
Other net changes in capitalization (note 16)	—	—	2.5	(116.5)	0.1	(113.9)	—	(113.9)	110.3	(3.6)
Balance as of December 31, 2020	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
(1)	Includes multiple voting shares with a carrying value of $3.8 at January 1, 2020, December 31, 2020 and December 31, 2021.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2021 and 2020

	Notes	2021	2020
		(US$ millions)
Operating activities
Net earnings		3,666.6	37.4
Depreciation, amortization and impairment charges	26	930.4	752.1
Net bond premium (discount) amortization		65.0	(11.5)
Amortization of share-based payment awards		104.1	84.3
Share of (profit) loss of associates	6	(402.0)	112.8
Net deferred income taxes	18	339.0	57.9
Net gains on investments	5, 23	(3,386.5)	(297.9)
Gain on sale and consolidation of insurance subsidiaries	23	(264.0)	(117.1)
Loss on repurchase of borrowings	15	45.7	—
Net increase in fair value of investment property		(58.6)	(15.2)
Net (purchases) sales of securities classified at FVTPL	27	2,614.4	(2,336.2)
Changes in operating assets and liabilities	27	2,986.9	1,873.2
Cash provided by operating activities		6,641.0	139.8

Investing activities
Sales of investments in associates	6	809.2	139.8
Purchases of investments in associates	6	(175.4)	(29.8)
Net purchases of premises and equipment and intangible assets		(353.9)	(273.3)
Net (purchases) sales of investment property		27.0	(7.8)
Purchases of subsidiaries, net of cash acquired	23	1,259.5	—
Proceeds from sale of insurance subsidiaries, net of cash divested	23	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	23	186.8	(97.4)
Cash provided by (used in) investing activities		1,838.6	(46.8)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		1,250.0	645.0
Repayments		(932.9)	(0.3)
Net borrowings (repayments) on holding company credit facility		(700.0)	700.0
Net repayments on other revolving credit facilities		(84.3)	(10.0)
Borrowings - non-insurance companies:	15
Proceeds, net of issuance costs		499.1	107.8
Repayments		(593.9)	(82.5)
Net borrowings (repayments) on revolving credit facilities and short term loans		(262.0)	60.5
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(64.6)	(61.9)
Principal payments on lease liabilities - non-insurance companies		(162.8)	(164.6)
Subordinate voting shares:	16
Purchases for treasury		(132.6)	(137.9)
Purchases for cancellation		(1,058.1)	(100.9)
Common share dividends	16	(272.1)	(275.7)
Preferred share dividends	16	(44.5)	(44.0)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	1,603.2	218.2
Purchases of non-controlling interests	23	(233.0)	(251.2)
Sales to non-controlling interests		174.8	—
Dividends paid to non-controlling interests	16	(175.6)	(165.6)
Cash provided by (used in) financing activities		(1,189.3)	436.9
Increase in cash and cash equivalents		7,290.3	529.9
Cash and cash equivalents – beginning of year		4,467.1	3,863.3
Foreign currency translation		(72.0)	73.9
Cash and cash equivalents – end of year	27	11,685.4	4,467.1

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2021 and 2020

(in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2021 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and an investment in associate held for sale that has been measured at the lower of carrying value and fair value less costs to sell.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, investment in associate held for sale, deferred premium acquisition costs, derivative obligations and insurance contract payables. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company’s Board of Directors on March 4, 2022.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries - The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary

FAIRFAX FINANCIAL HOLDINGS LIMITED

is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2021 and 2020 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 29.

Non-controlling interests - Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of changes in the subsidiary’s net earnings (loss) and capital. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses or other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill - Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets - Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd’s participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. The company’s share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cash and cash equivalents - Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.

Classification - Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.

Recognition and measurement - The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition - An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments - Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bonds - Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.

Derivatives - Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Determination of fair value - Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

Level 1 - Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 - Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when

FAIRFAX FINANCIAL HOLDINGS LIMITED

they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

Level 3 - Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.

Foreign currency translation

Functional and presentation currency - The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Foreign currency transactions - Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries - The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India and other parts of Asia) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net investment hedge - The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders’ equity.

Property and casualty insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition - Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs - Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses - The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best

FAIRFAX FINANCIAL HOLDINGS LIMITED

estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported (“IBNR”) losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR losses on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, exposure changes and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques - Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster’s estimate or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company’s Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in

FAIRFAX FINANCIAL HOLDINGS LIMITED

the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Life insurance contracts

The company, through Eurolife (which was consolidated on July 14, 2021 as described in note 23), writes life, disability, accident, health and critical illness insurance in addition to offering life annuities and insurance related investment products, both on an individual and group basis. Premiums for most life insurance contracts are generally recognized as revenue when due. The provision for policy benefits is calculated in compliance with local regulatory requirements and IFRS using actuarial principles consistent with those applied where life insurance policies are written. The provision for policy benefits is determined based on the discounting of projected future cash flows of claims and premiums using assumptions that include mortality, morbidity, lapse rates, discount rates, investment returns, inflation, and future expenses. These assumptions can vary by contract type and reflect current and expected future experience and represent the best estimates to settle outstanding claims, estimated future benefits and expenses on in-force insurance contracts. Certain insurance contracts written by Eurolife transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder (“unit-linked”). For these unit-linked contracts or funds, the company measures the underlying investments at fair value and presents them in other assets on the consolidated balance sheet. A corresponding liability is presented in insurance contract payables on the consolidated balance sheet. A change in the fair value of the investments of the unit-linked funds result in a corresponding change to the related liabilities, with both changes recorded together in the consolidated statement of earnings such that there is no effect on income, expenses or net earnings.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net, in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers’ portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers’ share of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment - Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.

Risk transfer - Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Premiums - Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Investment in associate held for sale

An investment in associate is classified as held for sale if its carrying amount will be recovered through sale rather than through continuing use. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification. Upon classification as held for sale the investment in associate is measured at the lower of carrying value and fair value less costs to sell and the equity method of accounting is no longer applied.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other assets

Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, assets associated with unit-linked insurance products, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid losses on claims, and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment or modification recognized in interest expense in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share - Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share - Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds and invested principally in equities, high quality fixed income securities and cash and short term investments. Certain of the company’s post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan - A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan - A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss). Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Leases

Lessees - The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company’s incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.

Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset’s useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.

Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors - The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.

Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

New accounting pronouncements adopted in 2021

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments to IFRS 9Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4Insurance Contracts and IFRS 16 Leases address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Retrospective adoption of these amendments on January 1, 2021 did not have a significant impact on the company’s consolidated financial statements.

COVID-19-related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16)

The amendment to IFRS 16 Leases extends by one year the optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16 for affected lease payments due on or before June 30, 2022. Retrospective early adoption of this amendment on March 31, 2021 did not have a significant impact on the company’s consolidated financial statements.

Configuration or Customization Costs in a Cloud Computing Arrangement (IAS 38 Intangible Assets)

The agenda decision by the IFRS Interpretations Committee clarifies the accounting for configuration and customization costs incurred in a Software as a Service (“SaaS”) arrangement. The agenda decision provides guidance on assessing whether costs incurred can be capitalized as an intangible asset and timing of expense recognition. Adoption of this agenda decision did not have a significant impact on the company’s consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2021. The company does not expect to adopt them in advance of their effective dates.

IFRS 17 Insurance Contracts (“IFRS 17”)

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. In 2021, the company’s efforts focused on the selection and evaluation of significant accounting policies and estimates, and the implementation and testing of information technology systems across the insurance and reinsurance subsidiaries to enable parallel reporting in 2022. The company continues to evaluate the effect that the adoption of IFRS 17 will have on its consolidated financial statements.

Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020 the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the types of costs an entity includes in determining the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts for which the entity has not yet fulfilled all its obligations at the time of adoption. Comparatives are not restated and instead the cumulative effect of applying the amendments is

FAIRFAX FINANCIAL HOLDINGS LIMITED

recognized as an adjustment to opening equity at the date of initial application. The amendments are not expected to have a significant impact on the company’s consolidated financial statements.

Reference to the Conceptual Framework (Amendments to IFRS 3)

On May 14, 2020 the IASB issued amendments to IFRS 3 Business Combinations to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the current Conceptual Framework for Financial Reporting that was issued in March 2018. The amendments also add an exception to the recognition principle of IFRS 3 for liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies and further clarify that an acquirer does not recognize contingent assets acquired in a business combination. The amendments are applied prospectively to all business combinations on or after January 1, 2022 and are not expected to have a significant impact on the company’s consolidated financial statements.

Annual Improvements to IFRS Standards 2018 – 2020

On May 14, 2020 the IASB issued amendments to certain IFRS Standards as a result of its annual improvements project, which included an amendment to IFRS 9 Financial Instruments to clarify which fees are considered when assessing whether to derecognize a financial liability, and an amendment to an illustrative example accompanying IFRS 16 Leases to clarify the treatment of lease incentives. The amendment to IFRS 9 is applied prospectively on or after January 1, 2022 and is not expected to have a significant impact on the company’s consolidated financial statements. Immediate adoption of the amendment to IFRS 16 did not have a significant impact on the company’s consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

On May 7, 2021 the IASB issued amendments to IAS 12 Income Taxes to clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and are effective for annual periods beginning on or after January 1, 2023 with early application permitted. Upon adoption, the amendments require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. The company is currently evaluating the expected impact of these amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments are to be applied retrospectively to annual periods beginning on or after January 1, 2023. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021 the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to help entities decide which accounting policies to disclose in their financial statements. The amendments are applied prospectively on or after January 1, 2023 and are not expected to have a significant impact on the company’s consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021 the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help entities distinguish between accounting policies and accounting estimates. The amendments are applied prospectively to changes in

FAIRFAX FINANCIAL HOLDINGS LIMITED

accounting estimates and changes in accounting policies occurring on or after January 1, 2023 and are not expected to have a significant impact on the company’s consolidated financial statements.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

Provision for losses and loss adjustment expenses

Property and casualty insurance and reinsurance - Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses, the most significant of which are expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes and expected reinsurance recoveries, are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Property and casualty insurance contracts” section of note 3 and the “Underwriting Risk” section of note 24, and the historic development of the company’s insurance liabilities are presented in note 8.

Life insurance - Provisions for policy benefits are estimated based on accepted actuarial practices in the jurisdictions where life insurance policies are written. Those actuarial practices are designed to ensure the company establishes an appropriate reserve on its consolidated balance sheet to cover insured losses and related claims expenses. The assumptions underlying the estimation of the provision for policy benefits, the most significant of which are lapse rates, discount rates and future expenses, are regularly reviewed and updated by the company to reflect recent and emerging trends.

Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy

Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities and private company preferred shares the company uses industry accepted discounted cash flow models to respectively, value the instruments directly, and to corroborate fair values implied by limited market activity. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.

Impairment assessments of goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, premiums, investment returns, revenues and expenses, and (ii) for indefinite-lived intangible assets, premiums, revenues and royalty rates. Discounted cash

FAIRFAX FINANCIAL HOLDINGS LIMITED

flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 23 and subsidiaries are presented in note 29. During 2021 the company exercised judgment in determining it had significant influence over Gulf Insurance pursuant to arrangements related to its sale of RiverStone Barbados as described in note 6.

Business combinations

Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill or gain on bargain purchase recognized. The company has up to one year from the acquisition date to finalize its determination of fair values for a business combination if needed. Details of business combinations are presented in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31,	December 31,
	2021	2020
Holding company
Cash and cash equivalents(1)	465.9	280.0
Short term investments	216.9	159.2
Bonds	242.6	457.2
Preferred stocks	14.0	4.7
Common stocks(2)	137.5	123.7
Derivatives (note 7)	290.5	147.9
	1,367.4	1,172.7
Assets pledged for derivative obligations:
Cash equivalents(1)	46.8	—
Short term investments	64.1	79.5
	110.9	79.5

Holding company cash and investments as presented on the consolidated balance sheet	1,478.3	1,252.2
Derivative obligations (note 7)	(32.1)	(22.8)
	1,446.2	1,229.4
Portfolio investments
Cash and cash equivalents(1)(4)	12,283.2	4,886.5
Short term investments(4)	9,516.3	8,311.3
Bonds(4)	14,091.2	15,734.6
Preferred stocks	2,405.9	605.2
Common stocks(2)(4)	5,468.9	4,599.1
Investments in associates (note 6)(4)	4,755.1	4,381.8
Investment in associate held for sale (note 6)	—	729.5
Derivatives (note 7)	291.3	234.8
Other invested assets(3)	699.9	577.6
	49,511.8	40,060.4
Assets pledged for derivative obligations:
Cash equivalents(1)	74.0	—
Short term investments	45.6	113.9
Bonds	—	82.5
	119.6	196.4
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	76.5	90.2
Short term investments	6.2	—
Bonds	199.8	21.0
Common stocks	434.6	412.3
Investments in associates (note 6)	1,348.9	1,328.3
	2,066.0	1,851.8

Portfolio investments as presented on the consolidated balance sheet	51,697.4	42,108.6
Derivative obligations (note 7)	(120.8)	(166.6)
	51,576.6	41,942.0

Total investments, net of derivative obligations	53,022.8	43,171.4
(1)	Includes aggregate restricted cash and cash equivalents at December 31, 2021 of $1,261.0 (December 31, 2020 – $789.6). See note 27.
(2)	Includes aggregate investments in limited partnerships with a carrying value at December 31, 2021 of $1,971.0 (December 31, 2020 – $1,935.9).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(3)	Comprised primarily of investment property.
(4)	Presented in the following table are portfolio investments held by Eurolife to support its life insurance operations that are included in the table above. Eurolife was consolidated on July 14, 2021 as described in note 23.

	December 31,	December 31,
	2021	2020
Eurolife life insurance portfolio investments
Cash and cash equivalents	741.5	—
Short term investments	854.3	—
Bonds	1,206.8	—
Common stocks	148.1	—
Investments in associates (note 6)	147.5	—
	3,098.2	—

Restricted cash and cash equivalents at December 31, 2021 of $1,261.0 (December 31, 2020 – $789.6) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31,	December 31,
	2021	2020
Regulatory deposits	5,147.1	4,781.0
Security for reinsurance and other	1,434.9	1,245.7
	6,582.0	6,026.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2021 bonds containing call, put and both call and put features represented $4,063.0, $77.2 and $467.8 respectively (December 31, 2020 – $7,155.0, $1.3 and $1,075.8) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2021 of $1,691.3 (December 31, 2020 – $330.8) that economically hedge the company’s exposure to interest rate risk as described in note 7. The increase in the company’s holdings of bonds due in 1 year or less was primarily due to net purchases of first mortgage loans of $826.9 and an investment in Mosaic Capital 25-year debentures as described in note 23. The decrease in the company’s holdings of bonds due after 1 year through 5 years was primarily due to net sales of short to mid-dated high quality corporate bonds for net proceeds of $3,948.5, the exchange of Seaspan Corporation debentures for Atlas Corp. preferred shares and redemption of the remaining Seaspan Corporation debentures as described in note 6, partially offset by net purchases of Canadian government bonds of $617.3. The increase in the company’s holdings of bonds due after 10 years was primarily due to the consolidation of Eurolife’s bond portfolio as described in note 23.

	December 31, 2021		December 31, 2020
	Amortized	Fair	Amortized	Fair
	cost(1)	value(1)	cost(1)	value(1)
Due in 1 year or less	6,022.8	5,946.5	4,968.1	4,935.3
Due after 1 year through 5 years	6,674.2	6,950.1	9,378.4	10,096.9
Due after 5 years through 10 years	534.0	531.3	654.2	718.5
Due after 10 years	990.1	1,105.7	419.2	544.6
	14,221.1	14,533.6	15,419.9	16,295.3
Pre-tax effective interest rate		2.7%		3.2%
(1)	Includes bonds held by the holding company and Fairfax India.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2021				December 31, 2020
		Significant				Significant
		other	Significant			other	Significant
	Quoted	observable	unobservable	Total fair	Quoted	observable	unobservable	Total fair
	prices	inputs	inputs	value asset	prices	inputs	inputs	value asset
	(Level 1)	(Level 2)	(Level 3)	(liability)	(Level 1)	(Level 2)	(Level 3)	(liability)

Cash and cash equivalents(1)	12,946.4	—	—	12,946.4	5,256.7	—	—	5,256.7

Short term investments:
Canadian government	16.2	—	—	16.2	638.1	—	—	638.1
Canadian provincials	535.8	—	—	535.8	1,002.9	—	—	1,002.9
U.S. treasury	7,608.8	—	—	7,608.8	6,343.3	—	—	6,343.3
Other government	283.5	1,140.9	—	1,424.4	266.7	234.9	—	501.6
Corporate and other	—	263.9	—	263.9	—	178.0	—	178.0
	8,444.3	1,404.8	—	9,849.1	8,251.0	412.9	—	8,663.9
Bonds:
Canadian government	—	614.6	—	614.6	—	16.5	—	16.5
Canadian provincials	—	45.0	—	45.0	—	49.9	—	49.9
U.S. treasury	—	3,957.9	—	3,957.9	—	3,058.4	—	3,058.4
U.S. states and municipalities	—	387.2	—	387.2	—	378.2	—	378.2
Other government	—	2,655.0	—	2,655.0	—	944.0	—	944.0
Corporate and other(2)	—	4,078.1	2,795.8	6,873.9	—	10,074.1	1,774.2	11,848.3
	—	11,737.8	2,795.8	14,533.6	—	14,521.1	1,774.2	16,295.3
Preferred stocks:
Canadian	—	16.6	93.6	110.2	—	12.2	93.0	105.2
U.S.	—	—	40.6	40.6	—	—	17.0	17.0
Other(3)	13.5	288.0	1,967.6	2,269.1	10.3	—	477.4	487.7
	13.5	304.6	2,101.8	2,419.9	10.3	12.2	587.4	609.9
Common stocks:
Canadian	1,104.2	188.4	303.7	1,596.3	802.5	108.7	181.5	1,092.7
U.S.	597.9	32.0	1,155.3	1,785.2	485.1	32.0	998.8	1,515.9
Other	1,438.0	276.7	944.8	2,659.5	1,250.8	338.4	937.3	2,526.5
	3,140.1	497.1	2,403.8	6,041.0	2,538.4	479.1	2,117.6	5,135.1

Derivatives and other invested assets	0.1	175.4	1,106.2	1,281.7	—	237.4	722.9	960.3

Derivative obligations (note 7)	—	(88.5)	(64.4)	(152.9)	—	(164.1)	(25.3)	(189.4)

Holding company cash and investments and portfolio investments measured at fair value	24,544.4	14,031.2	8,343.2	46,918.8	16,056.4	15,498.6	5,176.8	36,731.8

	52.3%	29.9%	17.8%	100.0%	43.7%	42.2%	14.1%	100.0%

Investments in associates (note 6)(4)	4,188.8	106.8	3,995.6	8,291.2	2,916.3	175.2	4,059.8	7,151.3
(1)	Includes restricted cash and cash equivalents of $1,261.0 at December 31, 2021 (December 31, 2020 – $789.6). See note 27.
(2)	Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2021 of $1,659.4 (December 31, 2020 – $775.4) secured by real estate predominantly in the U.S., Europe and Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(3)	Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”),which are described in footnote (2) of the following table. The company also holds a 49.0% equity interest in Digit as described in note 6.
(4)	The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which was held for sale at December 31, 2020 and subsequently sold on August 23,2021 as described in note 23.

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2021 and 2020 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2021
				Private
	Limited	Private	Derivatives	company		Private
	partnerships	placement	and other	preferred	Common	equity
	and other(1)	debt securities	invested assets	shares	shares	funds(1)	Total
Balance - January 1	1,766.9	1,774.2	697.6	587.4	239.9	110.8	5,176.8
Net realized and unrealized gains included in the consolidated statement of earnings(2)	450.6	69.1	297.4	1,489.3	53.7	2.4	2,362.5
Purchases(3)(4)	254.3	1,241.5	115.5	32.0	216.9	—	1,860.2
Acquisitions of subsidiaries (note 23)	—	47.5	27.4	—	—	—	74.9
Transfer into category(5)	—	139.6	—	—	10.9	—	150.5
Sales and distributions	(580.9)	(476.6)	(91.8)	(7.2)	(2.5)	(5.9)	(1,164.9)
Transfer out of category	(102.0)	—	—	—	(10.7)	—	(112.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	0.2	0.5	(4.3)	0.3	(1.2)	0.4	(4.1)
Balance - December 31	1,789.1	2,795.8	1,041.8	2,101.8	507.0	107.7	8,343.2

	2020
				Private
	Limited	Private	Derivatives	company		Private
	partnerships	placement	and other	preferred	Common	equity
	and other(1)	debt securities	invested assets	shares	shares	funds(1)	Total
Balance - January 1	1,846.7	1,420.1	764.3	569.2	205.6	129.2	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	155.9	99.3	(100.4)	(3.0)	27.4	(1.0)	178.2
Purchases	198.1	1,012.8	44.2	20.7	14.3	—	1,290.1
Sales and distributions	(392.8)	(474.6)	—	(0.1)	(8.0)	(18.8)	(894.3)
Transfer out of category(6)	(44.4)	(149.3)	—	—	—	—	(193.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	3.4	12.5	(0.6)	0.6	0.6	1.4	17.9
Deconsolidation of non-insurance subsidiary (note 23)	—	(146.6)	(9.9)	—	—	—	(156.5)
Balance - December 31	1,766.9	1,774.2	697.6	587.4	239.9	110.8	5,176.8
(1)	Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)	During June 2021 the company’s associate Go Digit Infoworks Services Private Limited (“Digit”) entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited (“Digit Insurance”) to raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the “transaction fair value”). Digit Insurance subsequently raised approximately $122 (9.0 billion Indian rupees) at the transaction fair value, with the remaining tranches expected to close in the first half of 2022, subject to customary closing conditions and regulatory approval. The increased valuation of Digit Insurance based upon the transaction fair value, which was supported by an internal discounted cash

FAIRFAX FINANCIAL HOLDINGS LIMITED

flow analysis, resulted in the company recording a net unrealized gain of $1,490.3 (inclusive of foreign exchange losses) in 2021 on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity accounted interest in Digit as described in note 6.
(3)	Common shares include non-voting shares of the RiverStone Barbados holding company as described in note 23.
(4)	Derivatives and other invested assets include a monthly royalty on future revenues of Toys “R” Us Canada as described in note 23.
(5)	Private placement debt securities include Mosaic Capital 25-year debentures as described in note 23.
(6)	On July 1, 2020 the company derecognized its investment in Farmers Edge convertible debentures pursuant to the consolidation of Farmers Edge as described in note 6.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2021:

						Effect on fair value
	Carrying			Input range used		if input value is
Asset class	value	Valuation technique	Significant unobservable input	Low	High	increased(a)
Bonds(b):
Private placement debt securities(1)	1,001.7	Discounted cash flow	Credit spread	1.0%	9.9%	Decrease
Mortgage loans(2)	1,659.4	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	1.9%	7.6%	Decrease
Other	134.7	Various	Various	N/A	N/A	N/A
	2,795.8

Preferred stocks(c):
Private company preferred shares(3)	1,965.5	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Discount rate	11.3%	11.3%	Decrease
			Long term growth rate	6.0%	6.0%	Increase
Private placement preferred shares(4)	71.2	Discounted cash flow	Credit spread	3.7%	3.7%	Decrease
Other	65.1	Various	Various	N/A	N/A	N/A
	2,101.8

Common stocks(d):
Limited partnerships and other(5)	1,789.1	Net asset value	Net asset value	N/A	N/A	Increase
Common shares(6)	200.0	Market approach	Recent transaction price	N/A	N/A	Increase
Common shares(7)	83.0	Market comparable	Book value multiple	1.4	1.4	Increase
Private equity funds(7)	58.3	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Private equity funds(5)	49.4	Net asset value	Net asset value	N/A	N/A	Increase
Other	224.0	Various	Various	N/A	N/A	N/A
	2,403.8

Derivatives and other invested assets(e):
Investment property(8)	507.9	Income capitalization	Terminal capitalization rate	5.8%	7.5%	Decrease
			Discount rate	7.1%	8.8%	Decrease
			Market rent growth rate	2.5%	3.0%	Increase
Warrants(9)	259.2	Option pricing model	Equity volatility	19.3%	75.1%	Increase
Investment property(10)	69.5	Sales comparison	Price per acre (Cdn$ thousands)	30.0	125.0	Increase
Other	205.2	Various	Various	N/A	N/A	N/A
	1,041.8

Total	8,343.2
(a)	Decreasing the input value would have the opposite effect on the estimated fair value.
(b)	Included in holding company cash and investments or bonds on the consolidated balance sheet.
(c)	Included in preferred stocks on the consolidated balance sheet.
(d)	Included in holding company cash and investments or common stocks on the consolidated balance sheet.
(e)	Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations on the consolidated balance sheet.
(1)	At December 31, 2021 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 12 investments, the largest being $535.1 (the company’s investment in Blackberry Limited) (December 31, 2020 - 10 investments, the largest being $438.6 (the company’s investment in Blackberry Limited)). By increasing

FAIRFAX FINANCIAL HOLDINGS LIMITED

(decreasing) the credit spreads applied at December 31, 2021 by 100 basis points, the fair value of this asset class would collectively decrease by $26.5 (increase by $11.3).
(2)	At December 31, 2021 these mortgage loans consisted of 36 investments, the largest being $149.4 (December 31, 2020 - 22 investments, the largest being $111.5). By increasing (decreasing) the credit spreads applied at December 31, 2021 by 100 basis points, the fair value of this asset class would not change significantly primarily due to the short term nature of these instruments.
(3)	These private company preferred shares relate to the company’s investment in Digit compulsory convertible preferred shares where the recent transaction price was applied which was supported by an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. As the company is restricted from selling the preferred shares for a specified period a discount for lack of marketability was also applied using an industry accepted option pricing model that incorporated unobservable long-dated equity volatilities. At December 31, 2021 by increasing (decreasing) the discount rate applied by 0.5%, the fair value of the preferred shares would decrease by $212.1 (increase by $258.0); by increasing (decreasing) the long term growth rate applied by 0.25%, the fair value of the preferred shares would increase by $80.4 (decrease by $73.2).
(4)	These private placement preferred shares were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the preferred shares. By increasing (decreasing) the credit spreads applied at December 31, 2021 by 100 basis points, the fair value of this asset class would decrease by $8.0 (increase by $8.6).
(5)	Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2021 limited partnerships and other consisted of 47 investments, the three largest being $258.2 (industrials), $252.1 (oil and gas extraction) and $192.0 (primarily household appliance manufacturing) (December 31, 2020 - 51 investments, the three largest being $299.5 (beverage manufacturing), $191.8 (industrials) and $146.4 (oil and gas extraction)). By increasing (decreasing) net asset values at December 31, 2021 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $178.9, and the fair value of the private equity funds would collectively increase (decrease) by $4.9.
(6)	These common shares applied the recent transaction price that was supported by a probability weighted valuation model which attributed 85.0% weighting to the fair value whereby the common shares will convert into a secured loan note upon completion of certain regulatory undertakings by the investee and 15.0% weighting to the fair value whereby the common shares remain unchanged.
(7)	These common shares and private equity funds were valued using various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.
(8)	These investment property were valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates.
(9)	These warrants were valued using industry accepted option pricing models that incorporated unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant. By increasing (decreasing) equity volatilities applied at December 31, 2021 by 10%, the fair value of these warrants would collectively increase by $25.5 (decrease by $26.0).
(10)	These investment property were valued using an industry accepted direct sales comparison approach that incorporated unobservable recent sale prices per acre for comparable properties in similar locations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit (losses) of associates

	2021	2020
Interest income:
Cash and short term investments	26.8	104.1
Bonds	488.5	557.4
Derivatives and other invested assets	53.1	55.0
	568.4	716.5
Dividends:
Preferred stocks	14.1	4.3
Common stocks	94.1	73.5
	108.2	77.8
Investment expenses	(35.8)	(25.1)
Interest and dividends	640.8	769.2

Share of profit (losses) of associates(1)	402.0	(112.8)
(1)	Includes impairment charges recorded on investments in associates during 2021 of nil (2020 - $240.3).

Net gains (losses) on investments

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2021						2020
			Net change in		Net gains				Net change in	Net gains
	Net realized		unrealized		(losses) on		Net realized		unrealized	(losses) on
	gains (losses)		gains (losses)		investments		gains (losses)(8)		gains (losses)	investments
Bonds	338.2	(1)	(523.5)	(1)	(185.3)		112.1		593.5	705.6
Preferred stocks	2.2		1,509.5	(2)	1,511.7		—		10.0	10.0
Common stocks	488.0		852.3		1,340.3		243.7		(212.4)	31.3
	828.4		1,838.3		2,666.7		355.8		391.1	746.9

Derivatives:
Equity total return swaps - short positions	—		—		—		(613.2)	(3)	84.6	(528.6)
Equity total return swaps - long positions	439.6	(3)	(32.1)		407.5		207.4	(3)	118.2	325.6
Equity warrants and options	15.8		98.4		114.2		(1.6)		(54.7)	(56.3)
CPI-linked derivatives	(108.5)		113.8		5.3		(300.0)		286.1	(13.9)
U.S. treasury bond forwards	26.0		(0.3)		25.7		(103.0)		1.0	(102.0)
Other	(42.6)		171.3		128.7	(4)	(59.0)		26.1	(32.9)
	330.3		351.1		681.4		(869.4)		461.3	(408.1)

Foreign currency net gains (losses) on:
Investing activities	(43.5)		(78.8)		(122.3)	(5)	(51.0)		156.4	105.4	(5)
Underwriting activities	41.2		—		41.2		(16.8)		—	(16.8)
Foreign currency contracts	(62.2)		50.2		(12.0)		2.1		(35.1)	(33.0)
	(64.5)		(28.6)		(93.1)		(65.7)		121.3	55.6

Disposition of associates	56.4	(6)	—		56.4		8.6	(9)(10)	—	8.6

Deconsolidation of non-insurance subsidiaries	190.3	(7)	—		190.3		(78.5)	(11)	—	(78.5)

Other	122.1		(178.7)		(56.6)		(19.9)		8.5	(11.4)

Net gains (losses) on investments	1,463.0		1,982.1		3,445.1		(669.1)		982.2	313.1
(1)	Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares and Seaspan Corporation debentures that were redeemed as described in note 6.
(2)	Includes net unrealized gains of $1,490.3 (inclusive of foreign exchange losses)on Digit compulsory convertible preferred shares described earlier in this note.
(3)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)	Includes net gains of $109.9 (excludes net foreign exchange losses) related to Asset Value Loan Notes (“AVLNs”) entered into with RiverStone Barbados as described in note 23.
(5)	Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net gains on investing activities during 2020 primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies.
(6)	During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings as described in note 6.
(7)	Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi as described in note 23.
(8)	Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020 and Fairfax Africa on December 8, 2020 as described in note 23.
(9)	On February 28, 2020 the company sold its investment in APR Energy to Atlas Corp. in an all-stock transaction .
(10)	On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(11)	On December 8, 2020 Fairfax Africa was deconsolidated pursuant to the transaction described in note 23 and an equity accounted investment in Helios Fairfax Partners Corporation (“HFP”) was recognized, resulting in a net realized loss of $61.5.

6.Investments in Associates

The company’s investments in associates are as follows:

	December 31, 2021						Year ended
			Carrying value				December 31, 2021
							Share of
	Ownership		Associates and joint		Fairfax India		profit
	percentage(a)	Fair value(b)	ventures		associates(c)	Total	(loss)
Insurance and reinsurance:
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")(1)	43.7%	409.5	380.0		—	380.0	55.5
Go Digit Infoworks Services Private Limited ("Digit")(2)	49.0%	498.3	79.1		—	79.1	5.3
Other (3)(4)(5)	—	191.3	148.3		—	148.3	11.8
		1,099.1	607.4		—	607.4	72.6
Non-insurance:
India
Bangalore International Airport Limited ("Bangalore Airport")(13)	54.0%	1,372.2	—		585.8	585.8	(45.8)
Quess Corp Limited ("Quess")	31.0%	528.5	506.3	(d)	—	506.3	(1.4)
IIFL Finance Limited (“IIFL Finance”)(8)	22.3%	318.1	—		198.8	198.8	40.6
Sanmar Chemicals Group ("Sanmar")	42.9%	421.2	—		124.2	124.2	(2.4)
CSB Bank Limited ("CSB Bank")	49.7%	227.6	—		180.8	180.8	27.6
IIFL Securities Limited ("IIFL Securities")	37.2%	138.0	35.0		101.0	136.0	14.0
Seven Islands Shipping Limited ("Seven Islands")	48.5%	105.9	—		98.5	98.5	(0.5)
Other	—	84.8	10.9		59.8	70.7	0.5
		3,196.3	552.2		1,348.9	1,901.1	32.6
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	—	76.3	76.3	(d)	—	76.3	(9.0)
Other	—	139.6	140.5		—	140.5	(1.7)
		215.9	216.8		—	216.8	(10.7)
Other
Eurobank Ergasias Services & Holdings S.A ("Eurobank")	32.2%	1,210.3	1,298.5		—	1,298.5	162.3
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(10)	36.7%	1,285.8	922.1		—	922.1	69.5
EXCO Resources Inc. ("EXCO")	43.3%	267.2	195.4		—	195.4	(41.2)
Resolute Forest Products Inc. ("Resolute")	32.3%	377.1	275.8		—	275.8	75.9
Helios Fairfax Partners Corporation ("HFP")(9)	34.4%	116.2	206.1		—	206.1	(1.2)
Peak Achievement Athletics ("Peak Achievement")	42.6%	181.2	140.5	(d)	—	140.5	13.3
Astarta Holding N.V. ("Astarta")	28.4%	73.3	104.0		—	104.0	38.4
Partnerships, trusts and other	—	268.8	236.3		—	236.3	(9.5)
		3,779.9	3,378.7		—	3,378.7	307.5

		7,192.1	4,147.7		1,348.9	5,496.6	329.4

Investments in associates		8,291.2	4,755.1		1,348.9	6,104.0	402.0

As presented on the consolidated balance sheet:
Investments in associates		5,671.9				4,755.1
Fairfax India investments in associates		2,619.3				1,348.9
		8,291.2				6,104.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

							Year ended
	December 31, 2020						December 31,
			Carrying value				2020
			Associates
	Ownership	Fair	and joint		Fairfax India		Share of profit
	percentage(a)	value(b)	ventures		associates(c)	Total	(loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(7)	50.0%	457.9	336.2	(d)	—	336.2	6.1
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	120.5	41.8		—	41.8	8.8
RiverStone (Barbados) Ltd. ("RiverStone Barbados"), held for sale(5)(6)	60.0%	729.5	729.5	(d)	—	729.5	113.0
Other(4)	—	233.6	197.2		—	197.2	(8.6)
		1,541.5	1,304.7		—	1,304.7	119.3
Non-insurance:
India
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,396.1	—		642.4	642.4	(30.5)
Quess Corp Limited ("Quess")	33.2%	366.8	558.9	(d)	—	558.9	(124.6)
IIFL Finance Limited (“IIFL Finance”)	29.9%	175.6	57.7		175.9	233.6	19.9
Sanmar Chemicals Group ("Sanmar")	42.9%	338.6	—		128.6	128.6	(48.6)
CSB Bank Limited ("CSB Bank")	49.7%	214.4	—		164.4	164.4	14.1
IIFL Securities Limited (“IIFL Securities”)	35.3%	74.3	32.1		93.4	125.5	9.8
Seven Islands Shipping Limited ("Seven Islands")	48.5%	103.6	—		100.8	100.8	17.8
Other	—	37.1	8.8		22.8	31.6	0.1
		2,706.5	657.5		1,328.3	1,985.8	(142.0)
Agriculture
Astarta Holding N.V. ("Astarta")	28.4%	49.9	65.3		—	65.3	(28.0)
Farmers Edge Inc. ("Farmers Edge")(11)	—	—	—		—	—	(21.8)
		49.9	65.3		—	65.3	(49.8)
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	—	84.3	84.3	(d)	—	84.3	(17.9)
Other	—	48.3	50.8		—	50.8	(0.2)
		132.6	135.1		—	135.1	(18.1)
Other
Eurobank Ergasias Services & Holdings S.A ("Eurobank")	30.5%	799.9	1,166.3		—	1,166.3	(11.9)
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(12)	36.7%	978.9	900.1		—	900.1	116.4
EXCO Resources Inc. ("EXCO")	43.7%	237.7	238.5		—	238.5	(4.6)
Resolute Forest Products Inc. ("Resolute")	30.6%	161.9	134.3		—	134.3	(57.0)
APR Energy plc ("APR Energy")(12)	—	—	—		—	—	(13.6)
Helios Fairfax Partners Corporation ("HFP")	32.3%	185.9	185.9		—	185.9	—
Peak Achievement Athletics ("Peak Achievement")	42.6%	171.5	140.2	(d)	—	140.2	34.2
Partnerships, trusts and other	—	185.0	183.4		—	183.4	(85.7)
		2,720.8	2,948.7		—	2,948.7	(22.2)

		5,609.8	3,806.6		1,328.3	5,134.9	(232.1)

Investments in associates		7,151.3	5,111.3		1,328.3	6,439.6	(112.8)

As presented on the consolidated balance sheet:
Investments in associates		4,154.3				4,381.8
Investment in associate held for sale(5)(d)		729.5				729.5
Fairfax India investments in associates		2,267.5				1,328.3
		7,151.3				6,439.6
(a)	Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)	See note 5 for fair value hierarchy information.
(c)	Fairfax India’s associates are domiciled in India.
(d)	These investments are joint ventures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and reinsurance associates and joint ventures

(1)	On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados as described in note 23 and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance pursuant to that arrangement.
(2)	The company estimated the fair value of its 49.0% equity accounted interest in Digit at December 31, 2021 to be $498.3 based on the transaction fair value, which is further supported by an internal discounted cash flow model, as described in note 5. Indian law permits an equity interest of 74.0% but regulatory approvals are required for the company to increase its equity interest in Digit beyond 49.0% and to obtain control, so the company anticipates it will consolidate Digit when the company receives such regulatory approvals.
(3)	On July 14, 2021 the company increased its interest in Eurolife to 80.0% and commenced consolidating Eurolife as described in note 23.
(4)	On June 17, 2021 the company increased its equity interest in Singapore Re from 28.2% to 94.0% and commenced consolidating Singapore Re as described in note 23.
(5)	On August 23, 2021 the company completed the sale of its joint venture interest in RiverStone Barbados, which was held for sale at December 31, 2020, pursuant to the transactions described in note 23.
(6)	On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados as described in Note 23.
(7)	The company held a 50.0% indirect interest in Eurolife at December 31, 2020 through its 62.5% interest in a joint venture with OMERS, the pension plan for Ontario’s municipal employees. The joint venture held an 80.0% equity interest in Eurolife, with the remaining 20.0% equity interest held by Eurobank.

Non-insurance associates and joint ventures

(8)	During 2021 the company reduced its interest in IIFL Finance to 22.3% by selling a portion of its interest for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings.
(9)	On March 31, 2021 the company invested $100.0 in $100.0 principal amount of Helios Fairfax Partners Corporation (“HFP”) 3.0% unsecured debentures and warrants to purchase 3 million HFP subordinate voting shares exercisable at $4.90 per share any time prior to the fifth anniversary of closing. The debentures will mature on the third anniversary of closing or, at the company’s option, on either the first or second anniversary. At redemption or maturity, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company recorded the debentures at their fair value of $78.0 and recorded the balance of $22.0 as an addition to its equity accounted investment in HFP.

On December 8, 2020 the company deconsolidated Fairfax Africa (subsequently renamed Helios Fairfax Partners Corporation) and accounted for its interest in HFP as an investment in associate pursuant to the transaction described in note 23.

(10)	On June 11, 2021 the company entered into an exchange and amendment transaction with Atlas in relation to its investment in $575.0 principal amount of debentures issued by Seaspan Corporation (“Seaspan”), an operating subsidiary of Atlas, whereby the company exchanged $288.0 principal amount of those Seaspan debentures for newly-issued Atlas Series J preferred shares and equity warrants with an exercise price of $13.71 per share. The terms of the remaining Seaspan debentures were amended to primarily remove the company’s mandatory put rights and discharge all outstanding guarantees and liens on collateral. The company derecognized the Seaspan debentures that were exchanged and recorded its investment in the Atlas preferred shares and warrants as preferred stocks and derivatives respectively on the consolidated balance sheet. On August 23, 2021 Atlas redeemed the remaining $287.0 principal amount of the Seaspan debentures.
(11)	On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%.
(12)	On February 27, 2020 Seaspan Corporation (“Seaspan”) completed a reorganization pursuant to which Atlas Corp., a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in

FAIRFAX FINANCIAL HOLDINGS LIMITED

ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of $388.3 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax loss of $7.6, increased its equity accounted carrying value of Atlas by the fair value of the APR Energy shares exchanged (considered to be equal to the fair value of the newly issued Atlas common shares received of $178.1, which excluded the Atlas shares received by European Run-off of $45.9), and continued to apply the equity method of accounting to its investment in Atlas. On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027, which increased the company’s aggregate investment in Atlas debentures to a principal amount of $575.0.

Fairfax India

(13)	On September 16, 2021 Fairfax India transferred 43.6% out of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited (“Anchorage”), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage to OMERS for gross proceeds of $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its consolidated 54.0% equity interest in Bangalore Airport.

Annual changes in carrying value

Changes in the carrying value of investments in associates, including investment in associate held for sale, for the years ended December 31 were as follows:

	2021
			Fairfax India
	Associates	Joint ventures	associates	Total
Balance - January 1	3,170.4	1,940.9	1,328.3	6,439.6
Share of pre-tax comprehensive income (loss):
Share of profit	375.8	6.0	20.2	402.0
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(67.7)	(20.5)	0.3	(87.9)
Share of gains (losses) on defined benefit plans	89.1	0.1	(9.4)	79.8
	397.2	(14.4)	11.1	393.9

Dividends and distributions received	(153.8)	(23.6)	(4.6)	(182.0)
Purchases and acquisitions	466.5	114.4	35.7	616.6
Divestitures and other net changes in capitalization	(54.8)	(764.4)	0.9	(818.3)
Reclassifications(1)	36.4	(352.0)	—	(315.6)
Foreign exchange effect and other	(3.2)	(4.5)	(22.5)	(30.2)
Balance - December 31	3,858.7	896.4	1,348.9	6,104.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2020
			Fairfax India	Fairfax Africa
	Associates	Joint ventures	associates	associates	Total
Balance - January 1	2,876.6	1,483.6	1,391.3	232.9	5,984.4
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	83.4	91.8	(24.8)	(27.3)	123.1
Impairments(2)	(88.3)	(98.9)	—	(35.0)	(222.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	88.0	42.1	3.2	(41.7)	91.6
Share of losses on defined benefit plans	(32.2)	(20.8)	(4.9)	—	(57.9)
	50.9	14.2	(26.5)	(104.0)	(65.4)

Dividends and distributions received	(70.0)	(3.7)	(4.9)	(1.4)	(80.0)
Purchases and acquisitions	223.4	20.8	—	5.0	249.2
Divestitures and other net changes in capitalization	(107.2)	(180.6)	0.9	(1.7)	(288.6)
Reclassifications(1)	174.4	605.0	—	—	779.4
Deconsolidation of non-insurance subsidiary (note 23)	—	—	—	(103.6)	(103.6)
Foreign exchange effect and other	22.3	1.6	(32.5)	(27.2)	(35.8)
Balance - December 31	3,170.4	1,940.9	1,328.3	—	6,439.6
(1)	Primarily reflects the consolidation of Eurolife and Singapore Re and the commencement of the equity method of accounting on a limited partnership investment in 2021, and the investments in HFP (an associate) and RiverStone Barbados (a joint venture) and the consolidation of Farmers Edge in 2020. See note 23.
(2)	Impairments recorded on associates and joint ventures are included in share of profit (loss) of associates in the consolidated statement of earnings. Impairments of $222.2 recorded during 2020 included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta.

7.	Derivatives

The following table summarizes the company’s derivative financial instruments:

	December 31, 2021				December 31, 2020
	Notional		Fair value		Notional		Fair value
	amount	Cost	Assets	Liabilities	amount	Cost	Assets	Liabilities
Equity contracts:
Equity total return swaps – long positions	1,082.8	—	96.1	1.9	1,788.3	—	144.3	18.0
Equity warrants and options(1)	646.1	113.9	259.2	1.9	626.9	102.4	133.2	0.4
RiverStone Barbados AVLNs (note 23)	1,250.1	—	103.8	—	—	—	—	—
CPI-linked derivative contracts	61,952.5	237.3	0.7	—	74,906.0	347.5	2.8	—
U.S. treasury bond forward contracts	1,691.3	—	3.7	0.8	330.8	—	3.1	—
Foreign currency forward and swap contracts(2)	—	—	58.4	77.4	—	—	66.4	136.0
Foreign currency options	—	—	—	—	—	53.7	5.8	—
Other derivative contracts	—	26.0	59.9	70.9	—	25.6	27.1	35.0
Total			581.8	152.9			382.7	189.4
(1)	Includes the company’s investment in Atlas warrants with a fair value at December 31, 2021 of $200.1 (December 31, 2020 - $110.5).
(2)	Includes AGT’s foreign currency forward and swap liabilities with a fair value at December 31, 2021 of $47.6 (December 31, 2020 - $46.2).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity contracts

Equity total return swaps - long positions

During 2021 the company entered into $753.6 notional amount of long equity total return swaps for investment purposes which included long equity total return swaps on an aggregate of 969,460 Fairfax subordinate voting shares with an original notional amount of $403.3 (Cdn$508.5) or approximately $416.03 (Cdn$524.47) per share, all of which remained open at December 31, 2021. At December 31, 2021 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount at December 31, 2021 of $866.2 (December 31, 2020 - $1,746.2), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn $476.03) per share. These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities.

During 2021 the company received net cash of $439.6 (2020 - $207.4) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2021 the company closed out $1,876.7 notional amount (2020 - $878.8) of its long equity total return swaps and recorded net realized gains on investments of $243.0 (2020 - $216.7).

Equity total return swaps - short positions

The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at December 31, 2021 (December 31, 2020 - nil). These contracts provided a return which was inverse to changes in the fair values of the underlying individual equities. During 2021 the company did not initiate or close out any short equity total return swaps. During 2020 the company paid net cash of $613.2 in connection with the closures and reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During 2020 the company closed out $898.4 notional amount of short equity total return swaps and recognized net losses on investments of $528.6 (realized losses of $703.9, of which $175.3 was recognized as unrealized losses in prior years).

Collateral deposits on derivative contracts

At December 31, 2021 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $230.5 (December 31, 2020 - $275.9), comprised of collateral of $221.2 (December 31, 2020 - $226.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $9.3 (December 31, 2020 - $49.5) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2021 of $1,691.3 (December 31, 2020 - $330.8). These contracts have an average term to maturity of less than six months, and may be renewed at market rates. During 2021 the company recorded net gains on investments of $25.7 (2020 – net losses of $102.0) on its U.S. treasury bond forward contracts.

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2021 consisted of cash of $14.3 and government securities of $125.7 (December 31, 2020 - $116.4 and $12.9). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2021. The company’s exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2021 the company had designated the carrying value of Cdn$2,800.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,364.6 (December 31, 2020 - principal amount of Cdn$2,796.0 with a fair value of $2,397.6) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. On March 29, 2021 the company used the net proceeds from its issuance of $671.6 (Cdn$850.0) principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of $670.6 (Cdn$846.0) due 2022 and 2023 as described in note 15. Contemporaneously with the redemptions, the company designated the carrying value of its $671.6 (Cdn$850.0) principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. During 2021 the company recognized pre-tax losses of $16.7 (2020 - $38.0) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Hedge of net investment in European operations

At December 31, 2021 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $926.3 (December 31, 2020 - principal amount of €750.0 with a fair value of $1,023.9) as a hedge of its net investment in European operations with a euro functional currency. During 2021 the company recognized pre-tax gains of $63.9 (2020 - pre-tax losses of $75.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.	Insurance Contract Liabilities

	December 31, 2021			December 31, 2020
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	10,437.7	2,260.0	8,177.7	8,397.5	1,899.1	6,498.4
Provision for losses and loss adjustment expenses	34,422.8	8,943.9	25,478.9	30,809.3	7,947.3	22,862.0
Property and casualty insurance contract liabilities	44,860.5	11,203.9	33,656.6	39,206.8	9,846.4	29,360.4
Provision for life policy benefits(1)	2,486.0	2.3	2,483.7	—	—	—
Insurance contract liabilities	47,346.5	11,206.2	36,140.3	39,206.8	9,846.4	29,360.4

Current	20,618.3	4,740.3	15,878.0	17,389.7	4,218.2	13,171.5
Non-current	26,728.2	6,465.9	20,262.3	21,817.1	5,628.2	16,188.9
	47,346.5	11,206.2	36,140.3	39,206.8	9,846.4	29,360.4
(1)	Eurolife was consolidated on July 14, 2021 as described in note 23.

At December 31, 2021 the company’s net provision for losses and loss adjustment expenses of $25,478.9 (December 31, 2020 - $22,862.0) was comprised of case reserves of $10,258.5 and IBNR of $15,220.4 (December 31, 2020 - $9,390.3 and $13,471.7).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for unearned premiums, gross

Changes in the property and casualty provision for unearned premiums for the years ended December 31 were as follows:

	2021	2020
Provision for unearned premiums – January 1	8,397.5	7,222.4
Gross premiums written(1)	23,796.0	18,979.4
Less: gross premiums earned(1)	(21,673.6)	(17,782.9)
Acquisitions of subsidiaries (note 23)	64.1	—
Divestiture of subsidiary	(62.9)	—
Foreign exchange effect and other	(83.4)	(21.4)
Provision for unearned premiums - December 31	10,437.7	8,397.5
(1)

Changes in the provision for unearned premiums, gross for the year ended December 31, 2020 exclude European Run-off’s gross premiums written and gross premiums earned of $146.5 and $115.9, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Provision for losses and loss adjustment expenses, gross

Changes in the property and casualty provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2021	2020
Provision for losses and loss adjustment expenses – January 1	30,809.3	28,500.2
Decrease in estimated losses and expenses for claims occurring in the prior years	(283.1)	(267.7)
Losses and expenses for claims occurring in the current year	14,396.8	12,303.9
Paid on claims occurring during:
the current year	(3,148.6)	(2,987.5)
the prior years	(7,212.8)	(7,338.0)
Acquisitions of subsidiaries (note 23)	297.3	—
Divestiture of subsidiary	(18.7)	—
Foreign exchange effect and other(1)	(417.4)	598.4
Provision for losses and loss adjustment expenses – December 31	34,422.8	30,809.3
(1)	Included in 2020 is $347.7 of unpaid losses from loss reserves assumed from European Run-off which were previously eliminated on consolidation. See note 23.

Changes in the property and casualty provision for losses and loss adjustment expenses presented in the table above for the year ended December 31, 2020 exclude European Run-off’s losses and loss adjustment expenses of $196.9 as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for life policy benefits

Changes in the provision for life policy benefits for the years ended December 31 were as follows:

	2021	2020
Provision for life policy benefits – January 1	—	—
Acquisition of subsidiary (note 23)	2,638.5	—
New business and renewals	78.1	—
Surrenders, lapses, maturities and deaths	(121.0)	—
Foreign exchange effect and other	(109.6)	—
Provision for life policy benefits – December 31	2,486.0	—

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year’s provision for losses and loss adjustment expenses as at December 31, 2021.

	Calendar year
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Property and casualty provision for losses and loss adjustment expenses	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2	30,809.3	34,422.8
Less: CTR Life(1)	20.6	17.9	15.2	14.2	12.8	8.7	8.0	7.0	5.5	4.4
	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2	30,803.8	34,418.4
Cumulative payments as of:
One year later	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0	7,288.8	7,180.7
Two years later	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3	12,313.5	11,598.0
Three years later	9,148.0	8,775.5	8,172.7	9,466.5	9,655.9	15,222.3	15,363.3
Four years later	10,702.8	10,212.4	9,561.8	10,914.2	11,122.6	17,378.8
Five years later	11,783.3	11,354.4	10,496.4	12,013.9	12,233.4
Six years later	12,729.6	12,123.4	11,202.2	12,859.5
Seven years later	13,335.1	12,754.2	11,793.5
Eight years later	13,877.0	13,283.6
Nine years later	14,341.1

Reserves re-estimated as of:
One year later	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3	28,225.5	30,360.1
Two years later	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9	28,839.4	28,165.4
Three years later	17,820.5	17,307.9	16,114.0	18,502.5	18,752.8	27,451.3	28,990.4
Four years later	17,735.5	17,287.2	15,938.9	18,469.1	18,743.9	27,698.6
Five years later	17,830.5	17,203.5	16,049.6	18,490.5	19,046.6
Six years later	17,791.8	17,340.1	16,123.1	18,759.5
Seven years later	17,931.9	17,420.0	16,403.8
Eight years later	18,041.2	17,680.5
Nine years later	18,285.9

Favourable development	1,342.3	1,514.4	1,330.1	1,042.7	422.4	903.5	83.3	327.8	443.7

Favourable development comprised of:
Effect of foreign currency translation	569.8	475.0	277.4	(185.7)	(148.0)	550.0	186.3	267.6	190.6
Favourable (adverse) loss reserve development	772.5	1,039.4	1,052.7	1,228.4	570.4	353.5	(103.0)	60.2	253.1
	1,342.3	1,514.4	1,330.1	1,042.7	422.4	903.5	83.3	327.8	443.7
(1)	Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance (“CTR Life”), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2021 of $253.1 in the table above was principally comprised of favourable loss emergence on accident years 2020, 2019 and 2018, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within U.S. Run-off.

There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

Changes in the company’s provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31 were as follows:

	2021		2020
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses - January 1	1,030.6	840.0	1,074.6	860.5
Losses and loss adjustment expenses incurred	199.1	151.6	161.0	121.2
Losses and loss adjustment expenses paid	(193.0)	(152.7)	(205.0)	(141.7)
Provision for asbestos claims and loss adjustment expenses - December 31	1,036.7	838.9	1,030.6	840.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities was comprised as follows:

	December 31, 2021			December 31, 2020
	Gross	Provision for	Recoverable from	Gross	Provision for	Recoverable
	recoverable from	uncollectible	reinsurers	recoverable from	uncollectible	from reinsurers
	reinsurers	reinsurance(1)		reinsurers	reinsurance(1)
Provision for losses and loss adjustment expenses	8,989.3	(43.1)	8,946.2	7,971.7	(24.4)	7,947.3
Reinsurers’ share of paid losses	1,019.9	(135.6)	884.3	818.0	(131.2)	686.8
Provision for unearned premiums	2,260.0	—	2,260.0	1,899.1	—	1,899.1
	12,269.2	(178.7)	12,090.5	10,688.8	(155.6)	10,533.2

Current			5,572.4			4,839.0
Non-current			6,518.1			5,694.2
			12,090.5			10,533.2
(1)	Management of credit risk on reinsurance recoverables is discussed in note 24.

Changes in reinsurers’ share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:

	2021
				Provision for	Recoverable
	Paid	Unpaid	Unearned	uncollectible	from
	losses	losses	premiums	reinsurance	reinsurers
Balance – January 1	818.0	7,971.7	1,899.1	(155.6)	10,533.2
Reinsurers’ share of losses paid to insureds	2,360.3	(2,360.3)	—	—	—
Reinsurance recoveries received	(2,152.8)	—	—	—	(2,152.8)
Reinsurers’ share of unpaid losses and premiums earned(1)	—	3,479.0	(5,228.8)	—	(1,749.8)
Premiums ceded to reinsurers(1)	—	—	5,632.1	—	5,632.1
Change in provision, recovery or write-off of impaired balances	(1.7)	—	—	(22.1)	(23.8)
Acquisitions of subsidiaries (note 23)	0.3	82.7	16.7	—	99.7
Divestiture of subsidiary	(3.3)	(6.4)	(10.6)	—	(20.3)
Foreign exchange effect and other	(0.9)	(177.4)	(48.5)	(1.0)	(227.8)
Balance – December 31	1,019.9	8,989.3	2,260.0	(178.7)	12,090.5
(1)	Effective October 1, 2021 Brit completed a loss portfolio transfer with a third party to reinsure loss reserves for a portfolio of risks predominantly comprised of U.S. casualty and discontinued lines of business relating to prior accident years. Pursuant to this transaction Brit ceded net insurance contract liabilities of $379.1 for consideration of $344.1 and recorded net favourable reserve development of $35.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2020
				Provision for	Recoverable
	Paid	Unpaid	Unearned	uncollectible	from
	losses	losses	premiums	reinsurance	reinsurers
Balance – January 1	776.9	6,956.7	1,583.7	(161.5)	9,155.8
Reinsurers’ share of losses paid to insureds	2,375.4	(2,375.4)	—	—	—
Reinsurance recoveries received	(2,317.9)	—	—	—	(2,317.9)
Reinsurers’ share of unpaid losses and premiums earned(1)	—	2,842.3	(3,923.6)	—	(1,081.3)
Premiums ceded to reinsurers	—	—	4,261.4	—	4,261.4
Change in provision, recovery or write-off of impaired balances	(2.7)	—	—	6.0	3.3
Foreign exchange effect and other(2)	(13.7)	548.1	(22.4)	(0.1)	511.9
Balance – December 31	818.0	7,971.7	1,899.1	(155.6)	10,533.2
(1)

Changes in reinsurers’ share of unpaid losses and unearned premiums for the year ended December 31, 2020 exclude European Run-off’s reinsurers’ share of unpaid losses and premiums earned of $70.6 and $13.5 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

(2)	Includes $467.1 of unpaid losses from loss reserves ceded to European Run-off which were previously eliminated on consolidation. See note 23.

Commission income earned on premiums ceded to reinsurers in 2021 of $1,007.8 (2020 - $821.0) is included in commissions, net in the consolidated statement of earnings.

10.	Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31,	December 31,
	2021	2020
Insurance premiums receivable	4,247.1	3,665.6
Reinsurance premiums receivable	1,863.9	1,385.3
Funds withheld receivable	574.0	567.3
Other	234.0	235.6
Provision for uncollectible receivables	(35.8)	(37.7)
	6,883.2	5,816.1

Current	6,170.0	5,144.7
Non-current	713.2	671.4
	6,883.2	5,816.1

Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:

	Insurance		Reinsurance
	premiums receivable		premiums receivable
	2021	2020	2021	2020
Balance – January 1	3,665.6	3,325.0	1,385.3	1,176.0
Gross premiums written(1)	18,118.6	14,309.4	5,791.6	4,670.0
Premiums collected	(15,703.6)	(12,537.2)	(3,963.7)	(3,375.6)
Amounts due to brokers and agents	(1,770.1)	(1,417.3)	(1,332.3)	(1,104.8)
Acquisitions of subsidiaries (note 23)	10.2	—	25.8	—
Divestiture of subsidiary	(25.2)	—	—	—
Foreign exchange effect and other	(48.4)	(14.3)	(42.8)	19.7
Balance – December 31	4,247.1	3,665.6	1,863.9	1,385.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)

Changes in insurance premiums receivable and reinsurance premiums receivable for the year ended December 31, 2020 exclude European Run-off’s gross premiums written of $146.5 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Insurance contract payables were comprised as follows:

	December 31,	December 31,
	2021	2020
Payable to reinsurers	2,333.7	1,669.5
Payables associated with unit-linked life insurance products (note 3 and note 23)	621.7	—
Ceded deferred premium acquisition costs	510.3	441.1
Funds withheld payable to reinsurers	274.0	206.3
Amounts payable to agents and brokers	142.4	127.2
Accrued premium taxes	124.1	93.1
Accrued commissions	100.8	69.0
Other insurance contract payables	386.5	357.8
	4,493.5	2,964.0

Current	3,503.4	2,705.8
Non-current	990.1	258.2
	4,493.5	2,964.0

11.	Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2021	2020
Balance – January 1	1,543.7	1,344.3
Premium acquisition costs deferred	4,502.4	3,629.4
Amortization(1)	(4,098.1)	(3,424.0)
Divestiture of subsidiary	(19.7)	—
Foreign exchange effect and other	(4.2)	(6.0)
Balance – December 31	1,924.1	1,543.7
(1)

Excludes in 2020 amortization of European Run-off’s commission expenses of $7.7 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

12.	Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's	Customer		Computer
		participation	and broker	Brand	software
		rights(1)	relationships	names(1)	and other(1)
Balance - January 1, 2021	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1
Additions	60.7	—	17.8	27.9	264.3	370.7
Disposals(2)	(28.9)	—	(25.1)	(64.0)	(7.5)	(125.5)
Amortization	—	—	(96.6)	—	(342.8)	(439.4)
Impairments(3)	(52.1)	—	—	(33.1)	(0.1)	(85.3)
Foreign exchange effect and other	(21.2)	—	(2.7)	3.2	(0.7)	(21.4)
Balance - December 31, 2021	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2

Gross carrying amount	3,214.1	503.2	1,338.5	1,139.2	1,427.0	7,622.0
Accumulated amortization	—	—	(577.4)	—	(915.4)	(1,492.8)
Accumulated impairment	(129.3)	—	(0.2)	(51.9)	(19.6)	(201.0)
	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Goodwill	Intangible assets				Total
		Lloyd's	Customer		Computer
		participation	and broker	Brand	software
		rights(1)	relationships	names(1)	and other(1)
Balance - January 1, 2020	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1
Additions	182.1	—	(1.0)	0.1	221.0	402.2
Disposals(2)	(30.3)	—	—	—	(66.5)	(96.8)
Amortization	—	—	(100.4)	—	(115.6)	(216.0)
Impairments(3)	(33.0)	—	(2.1)	(44.7)	(6.3)	(86.1)
Foreign exchange effect and other	10.2	—	1.2	16.8	3.5	31.7
Balance - December 31, 2020	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1

Gross carrying amount	3,199.6	503.2	1,383.6	1,200.4	1,210.4	7,497.2
Accumulated amortization	—	—	(513.7)	—	(611.9)	(1,125.6)
Accumulated impairment	(73.3)	—	(2.4)	(47.1)	(19.7)	(142.5)
	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1
(1)	Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2021 of $1,686.2 (December 31, 2020 - $1,751.6).
(2)	During 2021 the company sold the operations of Toys “R” Us Canada and Fairfax India sold its 48.8% equity interest in Privi as described in note 23. During 2020 AMAG Insurance settled its bancassurance agreement with PT Bank Pan Indonesia Tbk, received cash consideration of $66.3 and recorded a net gain of $3.2 on disposal of the intangible asset.
(3)	Non-cash impairment charges recorded in operating expenses and in other expenses in the consolidated statement of earnings by the insurance and reinsurance companies and Non-insurance companies reporting segment, respectively.

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:

	December 31, 2021			December 31, 2020
		Intangible			Intangible
	Goodwill	assets	Total	Goodwill	assets	Total
Insurance and reinsurance companies
Allied World	940.0	565.8	1,505.8	940.0	611.7	1,551.7
Brit	215.6	580.5	796.1	200.2	581.1	781.3
Zenith National	317.6	84.4	402.0	317.6	93.2	410.8
Crum & Forster	189.1	91.0	280.1	188.8	104.2	293.0
Northbridge	94.9	121.3	216.2	95.4	105.5	200.9
Odyssey Group	119.7	54.9	174.6	119.7	57.3	177.0
All other(1)	95.9	116.3	212.2	148.4	64.2	212.6
	1,972.8	1,614.2	3,587.0	2,010.1	1,617.2	3,627.3
Non-insurance companies
Recipe	321.2	980.5	1,301.7	280.9	1,011.0	1,291.9
Farmers Edge	208.3	16.0	224.3	202.6	17.0	219.6
Thomas Cook India	142.1	54.5	196.6	144.6	56.3	200.9
AGT	154.4	34.9	189.3	168.5	47.1	215.6
Boat Rocker	89.1	90.2	179.3	90.1	230.8	320.9
All other(2)	196.9	53.1	250.0	229.5	123.4	352.9
	1,112.0	1,229.2	2,341.2	1,116.2	1,485.6	2,601.8
	3,084.8	2,843.4	5,928.2	3,126.3	3,102.8	6,229.1
(1)	Comprised primarily of balances related to AMAG Insurance, Pacific Insurance and Eurolife, and U.S. Run-off in 2020.
(2)	Comprised primarily of balances related to Dexterra Group, Pethealth, Privi (deconsolidated on April 29, 2021), Mosaic Capital (deconsolidated on August 5, 2021), and Sterling Resorts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

At December 31, 2021 goodwill and intangible assets were comprised primarily of amounts arising on the consolidation of Farmers Edge during 2020, the acquisitions of AGT during 2019, Allied World during 2017, St-Hubert and Original Joe’s (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2021 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 8.1% to 12.1% for insurance and reinsurance subsidiaries, and 9.4% to 19.8% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 3.0% to 3.7%.

13.Other Assets

Other assets were comprised as follows:

	December 31, 2021			December 31, 2020
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Premises and equipment and right-of-use assets (note 22)	725.6	1,558.4	2,284.0	758.1	1,996.0	2,754.1
Assets associated with unit-linked insurance products (note 3 and note 23)	637.1	—	637.1	—	—	—
Inventories	—	547.3	547.3	—	645.6	645.6
Other revenue receivables	—	508.4	508.4	—	550.8	550.8
Finance lease receivables (note 22)	9.4	256.7	266.1	8.5	296.9	305.4
Income tax, sales tax and subsidies receivable	61.6	170.3	231.9	85.5	170.9	256.4
Accrued interest and dividends	211.4	3.7	215.1	195.5	2.4	197.9
Prepaid expenses	110.9	94.9	205.8	125.2	120.7	245.9
Receivable for securities sold but not yet settled	135.4	—	135.4	28.5	—	28.5
Prepaid losses on claims	129.4	—	129.4	118.6	—	118.6
Pension surplus (note 21)	113.8	—	113.8	48.8	—	48.8
Other(2)	791.1	55.9	847.0	620.0	85.2	705.2
	2,925.7	3,195.6	6,121.3	1,988.7	3,868.5	5,857.2

Current	989.9	1,343.7	2,333.6	925.5	1,504.5	2,430.0
Non-current	1,935.8	1,851.9	3,787.7	1,063.2	2,364.0	3,427.2
	2,925.7	3,195.6	6,121.3	1,988.7	3,868.5	5,857.2
(1)	Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)Principally comprised of other receivables, deposits and deferred compensation plans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2021			December 31, 2020
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Lease liabilities (note 22)	384.2	756.5	1,140.7	456.8	995.3	1,452.1
Payables related to cost of sales	—	580.9	580.9	—	625.7	625.7
Salaries and employee benefit liabilities	482.6	85.6	568.2	394.4	90.6	485.0
Amounts withheld and accrued taxes	453.9	23.8	477.7	367.3	29.1	396.4
Deferred gift card, hospitality and other revenue	35.4	318.5	353.9	21.1	433.3	454.4
Pension and post retirement liabilities (note 21)	237.4	16.5	253.9	325.3	26.6	351.9
Income taxes payable	163.8	11.2	175.0	42.8	21.7	64.5
Administrative and other(2)	1,150.9	284.2	1,435.1	822.0	344.1	1,166.1
	2,908.2	2,077.2	4,985.4	2,429.7	2,566.4	4,996.1

Current	1,538.7	1,177.2	2,715.9	1,274.7	1,414.6	2,689.3
Non-current	1,369.5	900.0	2,269.5	1,155.0	1,151.8	2,306.8
	2,908.2	2,077.2	4,985.4	2,429.7	2,566.4	4,996.1

(1)Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)Principally comprised of accrued operating expenses, advances from customers and liabilities related to business acquisitions.

15.Borrowings

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2021			December 31, 2020
	Principal	Carrying	Fair	Principal	Carrying	Fair
		value(a)	value(b)		value(a)	value(b)
Borrowings - holding company
Fairfax unsecured notes(d):
5.84% due October 14, 2022 (Cdn$446.0)(4)	—	—	—	350.1	351.1	377.6
4.50% due March 22, 2023 (Cdn$400.0)(4)	—	—	—	314.0	312.9	334.1
4.142% due February 7, 2024(1)	—	—	—	85.0	85.0	85.1
4.875% due August 13, 2024	282.5	281.1	301.7	282.5	280.6	309.7
4.95% due March 3, 2025 (Cdn$350.0)	277.1	275.4	299.6	274.7	272.5	306.3
8.30% due April 15, 2026(e)	91.8	91.7	113.3	91.8	91.7	118.6
4.70% due December 16, 2026 (Cdn$450.0)	356.3	354.8	387.9	353.2	351.5	394.6
4.25% due December 6, 2027 (Cdn$650.0)	514.6	513.1	551.4	510.2	508.5	558.3
2.75% due March 29, 2028 (€750.0)	852.9	842.4	926.3	917.7	904.4	1,023.9
4.85% due April 17, 2028	600.0	596.3	668.5	600.0	595.8	677.6
4.23% due June 14, 2029 (Cdn$500.0)	395.8	394.2	424.4	392.5	390.6	426.7
4.625% due April 29, 2030	650.0	645.9	730.0	650.0	645.4	731.8
3.375% due March 3, 2031(3)	600.0	585.1	620.7	—	—	—
3.95% due March 3, 2031(Cdn$850.0)(4)	672.9	668.0	701.3	—	—	—
7.75% due July 15, 2037(e)	91.3	90.6	125.4	91.3	90.6	123.1
Revolving credit facility(2)	—	—	—	700.0	700.0	700.0
	5,385.2	5,338.6	5,850.5	5,613.0	5,580.6	6,167.4
Borrowings - insurance and reinsurance companies
Odyssey Group floating rate unsecured senior notes due 2021(6)	—	—	—	90.0	90.0	91.0
Allied World 4.35% senior notes due October 29, 2025	500.0	503.9	536.9	500.0	505.0	544.9
Allied World revolving credit facility and other borrowings	17.4	20.6	21.1	40.8	44.2	51.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.3	38.5	38.3	38.3
Brit 3.6757% subordinated notes due December 9, 2030 (£135.0)	182.9	182.9	174.5	184.5	184.5	170.4
Brit floating rate revolving credit facility	45.0	45.0	45.0	130.0	130.0	130.0
First Mercury trust preferred securities due 2036 and 2037(5)	—	—	—	41.4	41.4	41.4
	783.8	790.7	815.8	1,025.2	1,033.4	1,067.4
Borrowings - non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028(8)	441.6	438.4	440.3	550.0	547.2	550.0
Fairfax India subsidiary borrowings	91.9	91.3	91.3	167.1	166.4	166.4
AGT credit facilities, senior notes and loans(9)	491.8	488.9	488.9	516.4	514.2	514.0
Recipe term loans and credit facilities	359.0	356.9	356.9	430.7	428.4	428.4
Boat Rocker demand loans and revolving credit facilities	93.8	93.1	93.1	184.6	183.0	183.0
Loans and revolving credit facilities primarily at floating rates(7)	155.2	155.1	155.1	362.0	360.8	360.8
	1,633.3	1,623.7	1,625.6	2,210.8	2,200.0	2,202.6
Total debt	7,802.3	7,753.0	8,291.9	8,849.0	8,814.0	9,437.4
(a)	Principal net of unamortized issue costs and discounts (premiums).
(b)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(c)	These borrowings are non-recourse to the holding company.
(d)	Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)Not redeemable prior to the contractual maturity date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During and subsequent to 2021 the company and its subsidiaries completed the following debt transactions:

Holding company

(1)	On October 29, 2021 the company redeemed its $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at par.
(2)	On June 29, 2021 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders which extended the term from December 21, 2022 to June 29, 2026. During 2021 the company made a net repayment of $700.0 on its revolving credit facility leaving nil borrowed at December 31, 2021 (December 31, 2020 - $700.0). The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2021 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.245:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $16.4 billion, both calculated as defined in the financial covenants.
(3)	On March 3, 2021 the company completed an offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of $583.8 after discount, commissions and expenses. Commissions and expenses of $15.4 were included in the carrying value of the notes.
(4)	On March 1, 2021 the company completed an offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of $666.2 after premium, commissions and expenses. Commissions and expenses of $5.4 were included in the carrying value of the notes. On March 29, 2021 the company used the net proceeds of that offering to redeem its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023, and recorded a loss of $45.7 on redemption as interest expense. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.

Insurance and reinsurance companies

(5)	On December 15, 2021 Crum & Forster redeemed its $41.4 principal amount of First Mercury trust preferred securities.
(6)	On June 15, 2021 and March 15, 2021 Odyssey Group redeemed $40.0 and $50.0 principal amounts of its unsecured senior notes, respectively.

Non-insurance companies

(7)	On December 17, 2021 Fairfax India entered into a $175.0, 3-year unsecured floating rate revolving credit facility with a syndicate of lenders, with an option to extend for an additional year. At December 31, 2021 the credit facility remained undrawn.
(8)	On February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company’s insurance and reinsurance subsidiaries purchased $58.4 of Fairfax India’s offering on the same terms as other participants and that intercompany investment is eliminated in the company’s consolidated financial reporting.
(9)	On January 4, 2022 AGT extended the maturity on its credit facilities to March 17, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2021				2020
		Insurance				Insurance
		and	Non-			and	Non-
	Holding	reinsurance	insurance		Holding	reinsurance	insurance
	company	companies	companies	Total	company	companies	companies	Total
Balance – January 1	5,580.6	1,033.4	2,200.0	8,814.0	4,117.3	1,039.6	2,075.7	7,232.6
Cash inflows from issuances	1,250.0	—	499.1	1,749.1	645.0	—	107.8	752.8
Cash outflows from repayments	(801.2)	(131.7)	(593.9)	(1,526.8)	—	(0.3)	(82.5)	(82.8)
Net cash inflows (outflows) from credit facilities and short term loans	(700.0)	(84.3)	(262.0)	(1,046.3)	700.0	(10.0)	60.5	750.5
Non-cash changes:
Acquisition of subsidiary (note 23)	—	—	—	—	—	—	127.4	127.4
Deconsolidation of subsidiary (note 23)	—	(22.5)	(187.4)	(209.9)	—	—	(118.7)	(118.7)
Loss on redemption	45.7	—	(0.1)	45.6	—	—	—	—
Foreign exchange effect and other	(36.5)	(4.2)	(32.0)	(72.7)	118.3	4.1	29.8	152.2
Balance – December 31	5,338.6	790.7	1,623.7	7,753.0	5,580.6	1,033.4	2,200.0	8,814.0

Principal repayments on borrowings are due as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Holding company	—	—	282.5	277.1	448.1	4,377.5	5,385.2
Insurance and reinsurance companies	0.3	0.3	0.3	545.3	0.3	237.3	783.8
Non-insurance companies	584.4	62.8	208.0	21.1	20.2	736.8	1,633.3
Total	584.7	63.1	490.8	843.5	468.6	5,351.6	7,802.3

Interest Expense

Interest expense in 2021 of $513.9 (2020 – $475.9) was comprised of $356.8 (2020 – $286.3) incurred on borrowings by the holding company and the insurance and reinsurance companies, inclusive of a loss on redemption of holding company unsecured senior notes of $45.7 (2020 - nil), $99.2 (2020 - $126.8) incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company) and interest expense on accretion of lease liabilities of $57.9 (2020 – $62.8).

16.Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Issued capital

Issued capital at December 31, 2021 was comprised of 1,548,000 multiple voting shares and 24,986,170 subordinate voting shares without par value prior to deducting 1,869,340 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2020 - 1,548,000, 27,124,093 and 1,696,357 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2021	2020
Subordinate voting shares – January 1	25,427,736	26,082,299
Purchases for cancellation	(2,137,923)	(343,871)
Treasury shares acquired	(293,197)	(457,603)
Treasury shares reissued	120,214	146,911
Subordinate voting shares – December 31	23,116,830	25,427,736
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	23,865,600	26,176,506

During 2021 the company purchased for cancellation 137,923 subordinate voting shares (2020 - 343,871) under the terms of its normal course issuer bids at a cost of $58.1 (2020 - $100.9), of which $23.9 (2020 - $15.7) was charged to retained earnings.

On December 29, 2021 the company completed a substantial issuer bid pursuant to which it purchased for cancellation 2,000,000 subordinate voting shares at a price of $500.00 per share, for aggregate cash consideration of $1.0 billion, of which $504.6 was charged to retained earnings representing the excess value paid over the company’s paid-up capital of $495.4 that was recorded in common shares, purchases for cancellation, in the consolidated statement of changes in equity.

During 2021 the company purchased for treasury 293,197 subordinate voting shares at a cost of $132.6 (2020 - 457,603 subordinate voting shares at a cost of $137.9) on the open market for use in its share-based payment awards. Subsequent to December 31, 2021 and up to March 3, 2022 the company purchased for treasury 92,719 subordinate voting shares at a cost of $45.9 on the open market for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment

January 5, 2022	January 20, 2022	January 27, 2022	$10.00	$249.9
January 5, 2021	January 21, 2021	January 28, 2021	$10.00	$272.1
January 3, 2020	January 17, 2020	January 28, 2020	$10.00	$275.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Preferred stock

The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2021 were as follows:

	Next possible
	redemption and	Number of				Liquidation		Fixed dividend	Floating
	conversion	shares	Carrying			preference per		rate per	dividend rate
	date(1)(2)	outstanding(3)	value(3)	Stated capital(3)		share		annum	per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn $	187.9	Cdn $	25.00	4.71%	—
Series D	December 31, 2024	2,484,358	$56.4	Cdn $	62.1	Cdn $	25.00	—	3.28%
Series E	March 31, 2025	5,440,132	$124.5	Cdn $	136.0	Cdn $	25.00	3.18%	—
Series F	March 31, 2025	2,099,046	$48.1	Cdn $	52.5	Cdn $	25.00	—	2.29%
Series G	September 30, 2025	7,719,843	$182.1	Cdn $	193.0	Cdn $	25.00	2.96%	—
Series H	September 30, 2025	2,280,157	$53.8	Cdn $	57.0	Cdn $	25.00	—	2.69%
Series I	December 31, 2025	10,420,101	$250.5	Cdn $	260.5	Cdn $	25.00	3.33%	—
Series J	December 31, 2025	1,579,899	$38.0	Cdn $	39.5	Cdn $	25.00	—	2.98%
Series K	March 31, 2022	9,500,000	$231.7	Cdn $	237.5	Cdn $	25.00	4.67%	—
Series M	March 31, 2025	9,200,000	$179.6	Cdn $	230.0	Cdn $	25.00	5.00%	—
			$1,335.5	Cdn $	1,456.0
(1)	Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.
(2)	Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.
(3)	For each series of preferred shares, the number of shares outstanding, carrying value and stated capital remained unchanged during 2021.
(4)	The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2021 the company paid preferred share dividends of $44.5 (2020 - $44.0).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2021			December 31, 2020
					Income tax
		Income tax	After-tax		(expense)	After-tax
	Pre-tax amount	recovery	amount	Pre-tax amount	recovery	amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(636.2)	24.6	(611.6)	(550.8)	12.2	(538.6)
Share of accumulated other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	(79.8)	0.4	(79.4)	43.7	(12.3)	31.4
	(716.0)	25.0	(691.0)	(507.1)	(0.1)	(507.2)
Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	(104.9)	27.5	(77.4)	(214.9)	54.7	(160.2)
Share of net losses on defined benefit plans of associates	(57.3)	5.5	(51.8)	(159.1)	18.2	(140.9)
Other	8.4	10.1	18.5	(0.8)	10.1	9.3
	(153.8)	43.1	(110.7)	(374.8)	83.0	(291.8)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(869.8)	68.1	(801.7)	(881.9)	82.9	(799.0)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

						Net earnings (loss)
						attributable to non-
		December 31, 2021		December 31, 2020		controlling interests
	Domicile	Voting	Carrying	Voting	Carrying
		percentage(6)	value	percentage(6)	value	2021	2020
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	29.1%	1,419.6	29.1%	1,329.0	117.8	106.6
Brit(3)	United Kingdom	13.8%	559.3	—	121.7	14.0	(10.9)
Odyssey Group(4)	United States	9.99%	550.0	—	—	—	—
All other(5)	—	—	402.5	—	381.1	89.4	10.9
			2,931.4		1,831.8	221.2	106.6
Non-insurance companies
Restaurants and retail(6)	—	—	494.3	—	469.7	11.8	(51.2)
Fairfax India(6)(7)	Canada	6.1%	1,133.1	6.6%	1,130.9	72.7	(29.4)
Thomas Cook India	India	33.2%	56.3	33.1%	69.4	(16.8)	(23.5)
Other(8)	—	—	315.1	—	168.9	(23.4)	(183.5)
			1,998.8		1,838.9	44.3	(287.6)
			4,930.2		3,670.7	265.5	(181.0)
(1)	Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	On April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).The increase in carrying value of Allied World’s non-controlling interests primarily reflected the non-controlling interests’ share of Allied World’s net earnings ($117.8). The company has the option to purchase the interests of the minority shareholders in Allied World at certain dates until September 2024.
(3)	The increase in carrying value of Brit’s non-controlling interests during 2021 primarily reflected the sale of a 13.9% equity interest in Brit to OMERS on August 27, 2021 as described in note 23 and a third party investment of $124.0 in Brit’s subsidiary Ki Insurance, a fully digital and algorithmically-driven Lloyd’s of London syndicate.
(4)	On December 15, 2021 the company sold a 9.99% equity interest in Odyssey Group to OMERS and CPPIB as described in note 23.
(5)	Principally related to Fairfax consolidated internal investment funds (held by RiverStone Barbados as described in note 23), and Fairfax Asia.
(6)	At December 31, 2021 Fairfax India and Recipe’s non-controlling interest economic ownership percentages were 69.9% and 61.5% (December 31, 2020 - 72.0% and 59.8%), which differed from their non-controlling interest voting percentages of 6.1% and 39.0% (December 31, 2020 - 6.6% and 38.9%). Subsequent to December 31, 2021, on February 15, 2022, the company acquired an additional 5,416,000 subordinate voting shares of Fairfax India from non-controlling interests, which decreased Fairfax India’s non-controlling interest economic ownership and voting percentages to 65.6% and 5.7% at that date.
(7)	The increase in carrying value of Fairfax India’s non-controlling interests during 2021 primarily reflected the sale of an equity interest in Anchorage ($107.4) as described in note 6, the non-controlling interests’ share of Fairfax India’s net earnings and the sale of an equity interest in Fairchem, partially offset by share repurchases ($114.3, primarily reflecting the completion of a substantial issuer bid for cash consideration of $105.0 in which Fairfax did not tender any shares), the deconsolidation of Privi ($58.6) as described in note 23, and the weakening of the Indian rupee relative to the U.S. dollar.
(8)	The increase in carrying value of Other during 2021 primarily reflected the initial public offerings and related capital transactions at Farmers Edge and Boat Rocker.

Other net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2021 and 2020 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading “Non-controlling interests” earlier in this note for details of those transactions.

	2021		2020
	Common	Non-	Common	Non-
	shareholders'	controlling	shareholders'	controlling
	equity	interests	equity	interests
Sale of non-controlling interests in Odyssey Group	429.1	550.0	—	—
Sale (acquisition) of non-controlling interests in Brit	115.4	296.7	(47.8)	(189.6)
Initial public offerings and related capital transactions at Farmers Edge and Boat Rocker	(3.1)	242.6	—	—
Third party's investment in Brit's subsidiary Ki Insurance	—	124.0	—	124.4
Fairfax India's sale of an equity interest in Anchorage (note 6)	21.8	107.4	—	—
Dividends paid to non-controlling interests by Allied World	(89.6)	89.6	(88.6)	88.6
Fairfax India share repurchases	(12.5)	(114.3)	0.3	(29.1)
Third parties' net investments in Fairfax consolidated internal investment funds	—	26.2	—	93.7
Other	91.8	(95.3)	22.2	22.3
As presented in other net changes in capitalization in the consolidated statement of changes in equity	552.9	1,226.9	(113.9)	110.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2021	2020
Net earnings attributable to shareholders of Fairfax	3,401.1	218.4
Preferred share dividends	(44.5)	(44.0)
Net earnings attributable to common shareholders – basic and diluted	3,356.6	174.4

Weighted average common shares outstanding – basic	25,953,114	26,446,939
Share-based payment awards	1,503,931	1,273,250
Weighted average common shares outstanding – diluted	27,457,045	27,720,189

Net earnings per common share – basic	$129.33	$6.59
Net earnings per common share – diluted	$122.25	$6.29

18.Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:

	2021	2020
Current income tax:
Current year expense	401.6	172.6
Adjustments to prior years' income taxes	(14.6)	(23.8)
	387.0	148.8
Deferred income tax:
Origination and reversal of temporary differences	313.5	51.1
Adjustments to prior years' deferred income taxes	18.9	15.4
Other	6.6	(8.6)
	339.0	57.9

Provision for income taxes	726.0	206.7

A significant portion of the company’s earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for income taxes for the years ended December 31 are summarized in the following table:

	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	858.8	974.5	157.3	2,402.0	4,392.6	212.6	(110.8)	(221.4)	363.7	244.1
Provision for income taxes	191.6	238.6	18.7	277.1	726.0	121.0	31.4	5.7	48.6	206.7
Net earnings (loss)	667.2	735.9	138.6	2,124.9	3,666.6	91.6	(142.2)	(227.1)	315.1	37.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).
(2)	Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3)	Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.
(4)	Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions.

Increased pre-tax profitability across all jurisdictions in 2021 compared to 2020 primarily reflected improved investment performance (which included the unrealized gain recorded in Asia on the company’s investment in Digit compulsory convertible preferred shares as described in note 5) and improved underwriting results in most companies.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2021	2020
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	1,164.0	64.7
Non-taxable investment income	(149.4)	(108.3)
Tax rate differential on income and losses outside Canada	(399.1)	5.2
Change in unrecorded tax benefit of losses and temporary differences	67.2	172.8
Change in tax rate for deferred income taxes	0.3	(5.7)
Provision (recovery) relating to prior years	4.3	(8.4)
Foreign exchange effect	(23.0)	40.9
Other including permanent differences	61.7	45.5
Provision for income taxes	726.0	206.7

Non-taxable investment income of $149.4 in 2021 and $108.3 in 2020 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-taxable investment income in 2021 also included gains on the consolidation of Eurolife and the deconsolidation of Privi. Non-taxable investment income in 2020 principally reflected the gain on deconsolidation of European Run-off, as described in note 23, that was not taxable in Canada or Barbados.

The tax rate differential on income and losses outside Canada of $399.1 in 2021 principally related to income taxed at lower rates in Asia (principally related to the unrealized gain recorded on the company’s investment in Digit compulsory convertible preferred shares), the U.S. and at Allied World. The tax rate differential on income and losses outside Canada of $5.2 in 2020 principally related to losses tax-effected at lower rates at Brit and Fairfax Africa (deconsolidated on December 8, 2020), and in Barbados, partially offset by income taxed at lower rates at Allied World.

The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of $67.2 in 2021 principally related to unrecorded deferred tax assets in Canada and the U.S. of $65.6 and $24.2, partially offset by the recognition of previously unrecognized deferred tax assets in the U.K. and at Allied World of $5.5 and $22.0. The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of $172.8 in 2020 principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K. of $63.3, $54.7 and $53.9 respectively.

Other including permanent differences of $61.7 in 2021 included $8.0 related to non-cash impairment charges on goodwill. Other including permanent differences of $45.5 in 2020 principally reflected non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income taxes refundable and payable were as follows:

	December 31,	December 31,
	2021	2020
Income taxes refundable	58.3	88.7
Income taxes payable	(175.0)	(64.5)
Net income taxes (payable) refundable	(116.7)	24.2

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2021	2020
Balance - January 1	24.2	90.6
Amounts recorded in the consolidated statements of earnings	(387.0)	(148.8)
Payments made during the year	288.7	63.3
Acquisitions of subsidiaries (note 23)	(54.5)	(0.3)
Deconsolidation of non-insurance subsidiary (note 23)	—	7.6
Foreign exchange effect and other	11.9	11.8
Balance - December 31	(116.7)	24.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:

	2021
		Provision
	Operating	for losses	Provision	Deferred
	and	and loss	for	premium
	capital	adjustment	unearned	acquisition	Intangible		Tax
	losses	expenses	premiums	costs	assets	Investments	credits	Other	Total
Balance - January 1	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5
Amounts recorded in the consolidated statement of earnings	(3.5)	35.6	46.0	(39.4)	(19.5)	(339.2)	32.3	(51.3)	(339.0)
Amounts recorded in total equity	17.5	—	—	—	—	0.8	—	(37.5)	(19.2)
Acquisitions of subsidiaries (note 23)	(4.2)	—	—	7.9	(10.3)	(98.9)	—	31.4	(74.1)
Deconsolidation of non-insurance subsidiaries (note 23)	(7.5)	—	—	—	7.8	—	—	2.3	2.6
Foreign exchange effect and other	(8.6)	(0.2)	—	(0.2)	(1.6)	(1.1)	6.5	1.0	(4.2)
Balance - December 31	230.0	204.2	187.7	(147.8)	(413.1)	(414.5)	213.6	63.5	(76.4)

	2020
		Provision
	Operating	for losses	Provision	Deferred
	and	and loss	for	premium
	capital	adjustment	unearned	acquisition	Intangible		Tax
	losses	expenses	premiums	costs	assets	Investments	credits	Other	Total
Balance - January 1	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9
Amounts recorded in the consolidated statement of earnings	105.0	22.5	21.8	(19.3)	37.9	(110.8)	(36.0)	(79.0)	(57.9)
Amounts recorded in total equity	0.4	—	—	—	—	0.6	—	25.1	26.1
Acquisitions of subsidiaries (note 23)	(0.1)	—	—	—	—	—	0.1	6.0	6.0
Deconsolidation of non-insurance subsidiary (note 23)	(0.5)	—	—	—	—	—	—	2.3	1.8
Foreign exchange effect and other	12.3	1.0	—	0.1	0.8	6.1	(0.3)	(14.4)	5.6
Balance - December 31	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5

Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2021 related to investments (primarily related to net unrealized investment gains in the U.S. and Asia (principally related to unrealized gains recorded in Asia on the company’s investment in Digit compulsory convertible preferred shares)), intangible assets and deferred premium acquisition costs, partially offset by deferred income tax assets related to operating and capital losses, tax credits, provision for losses and loss adjustment expenses and provision for unearned premiums. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for income tax when realized (particularly in the U.S. and several other jurisdictions). The

FAIRFAX FINANCIAL HOLDINGS LIMITED

provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at Brit, Northbridge, Thomas Cook India, AGT and Fairfax Latam. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax assets include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2021 deferred income tax assets of $875.9 (December 31, 2020 - $837.8) related principally to operating and capital losses and U.S. foreign tax credits have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $2,089.3 (December 31, 2020 - $2,102.8), losses in Europe of $488.8 (December 31, 2020 - $537.6), losses in the U.S. of $109.4 (December 31, 2020 - $46.1), losses at Allied World of $251.4 across various jurisdictions (December 31, 2020 - $338.8) and U.S. foreign tax credits of $44.7 (December 31, 2020 - $43.0). The losses in Canada expire between 2029 and 2041. The losses and foreign tax credits in the U.S. expire between 2024 and 2041. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in the U.K. and Asia, with no expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings at December 31, 2021 amounted to approximately $7.6 billion (December 31, 2020 – approximately $5.1 billion) and are not likely to be repatriated in the foreseeable future.

19.Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 24. The company’s share of dividends paid in 2021 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $429.5 (2020 - $239.7).

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2021, the maximum dividend capacity available in 2022 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31,
2021
Allied World	1,014.2
Odyssey Group	400.4
Northbridge(1)	326.6
Crum & Forster	185.3
Zenith National	70.8
1,997.3

(1)Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the non-controlling interests in Allied World, Odyssey Group and Brit have a dividend in priority to the company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

20.Contingencies and Commitments

Subsidiaries of the company, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of $278.8 and securities with a fair value of $1,624.1 at December 31, 2021 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company’s maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2021 was $762.5. Additionally, pursuant to the sale of RiverStone Barbados as described in note 23, the company has guaranteed the value of approximately $1.1 billion of certain securities held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022.

21.Pensions and Post Retirement Benefits

The funded status of the company’s defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit		Defined benefit
	pension plans		post retirement plans
	2021	2020	2021	2020
Benefit obligation	(1,070.9)	(914.8)	(83.9)	(89.2)
Fair value of plan assets	1,014.7	700.9	—	—
Net accrued liability(1)	(56.2)	(213.9)	(83.9)	(89.2)

Weighted average assumptions used to determine benefit obligations:
Discount rate	2.6%	2.2%	3.1%	2.6%
Rate of compensation increase	2.2%	2.6%	3.7%	3.4%
Health care cost trend	—	—	3.6%	3.5%
(1)

The defined benefit pension plan net accrued liability at December 31, 2021 of $56.2 (December 31, 2020 - $213.9) was comprised of pension deficits of $170.0 , partially offset by pension surpluses of $113.8 (December 31, 2020 - $262.7, partially offset by $48.8). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2021	2020
Defined benefit pension plan expense	25.8	24.3
Defined contribution pension plan expense	57.8	53.7
Defined benefit post retirement plan expense (recovery)(1)	2.0	(39.8)
	85.6	38.2
(1)	During 2020 Odyssey Group amended its post retirement plan which resulted in a recovery of $48.5.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2021	2020
Defined benefit pension plans
Actuarial net gains on plan assets and change in asset ceiling	78.6	17.6
Actuarial net gains (losses) on benefit obligations	33.8	(101.5)
	112.4	(83.9)
Defined benefit post retirement plans - actuarial net gains (losses) on benefit obligations	3.2	(4.4)
	115.6	(88.3)

During 2021 the company contributed $45.6 (2020 - $80.3) to its defined benefit pension and post retirement plans, and expects to contribute $18.1 in 2022.

22.Leases

Changes in the company’s right-of-use assets for the year ended December 31 were as follows:

	2021			2020
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Balance - January 1	396.1	611.9	1,008.0	385.4	635.2	1,020.6
Additions	44.0	92.0	136.0	81.5	100.6	182.1
Disposals	(41.2)	(19.8)	(61.0)	(3.1)	(19.9)	(23.0)
Depreciation(2)	(68.3)	(113.0)	(181.3)	(68.9)	(118.0)	(186.9)
Acquisitions of subsidiaries (note 23)	0.9	14.1	15.0	—	20.1	20.1
Deconsolidation of subsidiaries (note 23)	(1.4)	(146.7)	(148.1)	—	—	—
Foreign exchange effect and other	(1.3)	(7.5)	(8.8)	1.2	(6.1)	(4.9)
Balance - December 31 (note 13)	328.8	431.0	759.8	396.1	611.9	1,008.0
(1)	Includes the Life insurance and Run-off reporting segment and Corporate and Other.

(2)Recorded in operating expenses and other expenses in the consolidated statement of earnings.

The maturity profile of the company’s lease liabilities was as follows:

	December 31, 2021			December 31, 2020
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
One year or less	77.4	173.6	251.0	78.7	212.9	291.6
One to two years	67.6	148.1	215.7	72.5	179.6	252.1
Two to three years	58.6	129.8	188.4	64.3	152.0	216.3
Three to four years	52.0	115.4	167.4	56.5	128.7	185.2
Four to five years	45.1	96.3	141.4	50.6	110.6	161.2
More than five years	142.8	249.6	392.4	213.4	373.0	586.4
Lease liabilities, undiscounted	443.5	912.8	1,356.3	536.0	1,156.8	1,692.8
Lease liabilities, discounted (note 14)	384.2	756.5	1,140.7	456.8	995.3	1,452.1
Weighted average incremental borrowing rate	3.8%	4.5%	4.3%	4.2%	4.5%	4.4%

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	Includes the Life insurance and Run-off reporting segment and Corporate and Other.

During 2021 the company recognized in the consolidated statement of earnings interest expense on lease liabilities of $57.9 (2020 - $62.8) (note 15), and short-term, low value and other lease costs of $19.1 (2020 - $46.5) that included the benefit of COVID-19 lease concessions and government rent subsidies of $28.9 (2020 - $15.8) primarily recorded in the Non-insurance companies reporting segment (note 26).

The maturity profile of the company’s finance lease receivables was as follows:

	December 31, 2021			December 31, 2020
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
One year or less	2.5	62.0	64.5	1.8	65.4	67.2
One to two years	2.3	53.0	55.3	1.8	59.3	61.1
Two to three years	1.3	44.7	46.0	1.6	49.6	51.2
Three to four years	1.0	39.3	40.3	0.7	42.0	42.7
Four to five years	1.0	33.3	34.3	0.7	35.6	36.3
More than five years	2.8	64.5	67.3	3.4	90.5	93.9
Finance lease receivables, undiscounted	10.9	296.8	307.7	10.0	342.4	352.4
Unearned finance income	1.5	40.1	41.6	1.5	45.5	47.0
Finance lease receivables (note 13)	9.4	256.7	266.1	8.5	296.9	305.4

(1)Includes the Life insurance and Run-off reporting segment and Corporate and Other.

23.Acquisitions and Divestitures

Year ended December 31, 2021

Sale of non-controlling interest in Odyssey Group

On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of Canada Pension Plan Investment Board (“CPPIB”) and OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. The company recorded an aggregate equity gain of $429.1, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase the interests of CPPIB and OMERS in Odyssey Group at certain dates commencing in January 2025.

Sale of non-controlling interest in Brit

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company recorded an aggregate equity gain of $115.4, principally comprised of a dilution gain and the fair value of a call option received, which was presented as other net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.

Sale of RiverStone Barbados

On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone (Barbados) Ltd. (“RiverStone Barbados”) to CVC Capital Partners (“CVC”). OMERS also sold its 40.0% joint venture interest in RiverStone Barbados to CVC as part of the transaction.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company received consideration of $695.7, principally comprised of cash of $462.0, non-voting shares of CVC’s RiverStone Barbados holding company with a fair value of $200.0 (which will convert into a secured vendor loan note with a principal amount of $200.0 upon completion of certain regulatory undertakings by CVC) and a pension asset on assumption of RiverStone Barbados’ closed pension plan, and recorded a net loss of $2.1 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The company also received a contingent value instrument for potential future proceeds of up to $235.7 with a nominal fair value.

Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. Accordingly, CVC and certain affiliates thereof became the indirect owner of those securities upon completion of the transaction. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) to guarantee the then approximately $1.3 billion value of the securities to CVC and certain affiliates thereof until such time the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. The company, through Hamblin Watsa, continues to manage and have direction over these securities, including their voting rights. The company recorded the AVLNs as derivative instruments whose fair value is the difference between the guaranteed value of the underlying securities and their fair value, which resulted in a derivative asset of $103.8 on the consolidated balance sheet at December 31, 2021, and a net gain on investments of $103.8 for the year then ended in the consolidated statement of earnings. During 2021 securities with a guaranteed value of $120.8 were sold or purchased by Hamblin Watsa, leaving securities with a guaranteed value of approximately $1.1 billion remaining under the AVLNs at December 31, 2021.

Sale of Toys “R” Us Canada

On August 19, 2021 the company sold the operations of Toys “R” Us Canada for consideration of $90.3 (Cdn$115.7), deconsolidated Toys “R” Us Canada from the Non-insurance companies reporting segment and recorded a net gain of $85.7 in net gains (losses) on investments in the consolidated statement of earnings. The consideration received was comprised principally of a monthly royalty on future revenue of Toys “R” Us Canada.

Privatization of Mosaic Capital

On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures, and invested $4.0 (Cdn$5.0) in the privatized company for a 20.0% equity interest. The company deconsolidated Mosaic Capital from the Non-insurance companies reporting segment, recorded the Mosaic Capital 25-year debentures at FVTPL and commenced applying the equity method of accounting to its interest in the purchaser.

Acquisition of Eurolife FFH Insurance Group Holdings S.A.

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS for cash consideration of $142.7 (€120.7). The assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated in the Life insurance and Run-off reporting segment and those of Eurolife’s property and casualty insurance business were consolidated in the Insurance and Reinsurance - Other reporting segment, pursuant to which the company remeasured its 50.0% joint venture interest in Eurolife to its fair value of $450.0 and recorded a net gain of $130.5 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The remaining 20.0% equity interest in Eurolife continues to be owned by the company’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

associate Eurobank. Eurolife is a Greek insurer which distributes its life and property and casualty insurance products and services through Eurobank’s network and other distribution channels.

	Eurolife
Acquisition date	July 14, 2021
Percentage of common shares acquired	80.0%	(1)

Assets:
Insurance contract receivables	11.6
Portfolio investments	3,653.9	(2)
Recoverable from reinsurers	18.6
Deferred income tax assets	32.6
Intangible assets	45.5	(3)
Other assets	616.3	(4)
	4,378.5
Liabilities:
Accounts payable and accrued liabilities	273.2	(5)
Insurance contract payables	529.0
Insurance contract liabilities	2,751.4
Deferred income tax liabilities	100.9
	3,654.5
Purchase consideration	720.0	(6)
Excess of fair value of net assets acquired over purchase consideration	4.0
	4,378.5
(1)	The transaction was recorded as the acquisition of a 100% equity interest in Eurolife with the non-controlling interests represented by a redemption liability (described in footnote 5 below) that was included in the fair value of assets acquired and liabilities assumed.
(2)	Includes subsidiary cash and cash equivalents of $1,433.3.
(3)	Principally an intangible asset of $29.0 related to a distribution agreement with Eurobank.
(4)	Principally investment assets of $532.1 related to unit-linked life insurance contracts.
(5)	Includes a redemption liability of $124.9 on non-controlling interests as the company’s associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.
(6)	Comprised of cash consideration of $142.7, a call option exercised with a fair value of $127.3 and the company’s 50.0% joint venture interest with a fair value of $450.0.

Additional investment in Singapore Reinsurance Corporation Limited

On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited (“Singapore Re”) from 28.2% to 94.0% for $102.9 (SGD 138.0) and subsequently increased its ownership interest to 100%. Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.

Fairfax India’s sale of Privi Speciality Chemicals Limited

On April 29, 2021 Fairfax India sold its 48.8% equity interest in Privi Speciality Chemicals Limited (“Privi”) to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9 in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2020

Fairfax Africa transaction with Helios Holdings Limited

On December 8, 2020 Helios Holdings Limited (“Helios”) acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation (“HFP”) and continues to be listed on the Toronto Stock Exchange.

Prior to closing, in an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa’s 42.3% equity interest in Atlas Mara for consideration of $40.0. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate and recorded a loss of $61.5 in net gains on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses. On March 31, 2021 the company invested in HFP debentures and warrants as described in note 6.

Acquisition of Horizon North Logistics

On May 29, 2020 Horizon North Logistics Inc. (“Horizon North”) legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest equity and voting shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, which was subsequently renamed Dexterra Group Inc. (“Dexterra Group”), is a Canadian publicly listed corporation that provides a range of industrial services and modular construction solutions.

Contribution of European Run-off to a joint venture

On March 31, 2020 the company contributed its wholly owned European Run-off group (“European Run-off”) to RiverStone (Barbados) Ltd. (“RiverStone Barbados”), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run- off at December 31, 2019 pursuant to a subscription agreement on December 20, 2019, and entered into a shareholders’ agreement with the company to jointly direct the relevant activities of RiverStone Barbados. At closing on March 31, 2020, the company deconsolidated the assets and liabilities of European Run-off and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre- tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off and a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, partially offset by foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company’s non-controlling interests by $340.4 at March 31, 2020 as RiverStone Barbados held investments in certain of the company’s subsidiaries. Subsequently on February 8, 2021 the company entered into AVLNs relating to those investments as described above in “Sale of RiverStone Barbados”.

24.Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to

FAIRFAX FINANCIAL HOLDINGS LIMITED

underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2021 compared to those identified at December 31, 2020, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company- wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company’s Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

COVID-19 pandemic

Given the uncertain and continually evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the impact the pandemic will continue to have on the company’s businesses. The extent of the impact will depend on future developments including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain or mitigate COVID-19, including extending government mandated economic shutdowns, particularly as new variants continue to emerge. COVID-19 has adversely affected the company’s operations across its operating segments, with varying effects. The company’s underwriting results in 2021 showed significant improvement from those in 2020, with modest current period COVID-19 losses of $55.1 in 2021 (primarily event cancellation and accident and health exposures). Net prior year reserve development in 2021 included net adverse prior year reserve development of $73.5 related to unfavourable development on COVID-19 losses from 2020 (primarily business interruption outside North America and workers compensation exposures). Additionally, the company expects its insurance and reinsurance operations to continue to experience reduced premiums written in certain segments where premiums are directly or indirectly linked to travel or economic activity in affected industries, albeit these segments are beginning to recover. Certain of the company’s non-insurance operations continue to experience disruptions and increased uncertainty due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The company’s non-insurance operations have reported improved results in the latter half of 2021 within the Restaurants and retail operating segment as a result of higher business volumes across most companies in this segment due to reduced COVID-19 related lockdown restrictions.

Underwriting Risk

Property and casualty insurance and reinsurance

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely affect the company’s future underwriting results. There were no other significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at December 31, 2021 compared to December 31, 2020.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Principal lines of business

The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

●	Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;
●	Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, professional liability and umbrella coverage; and
●	Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.

The table that follows shows the company’s concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2021 by line of business was comprised of property of $1,717.4 (2020 - $1,470.7), casualty of $3,487.7 (2020 - $2,361.2) and specialty of $423.4 (2020 - $429.5).

	Canada		United States		Asia(1)		International(2)		Total(3)
For the years ended December 31	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Property	1,229.1	996.2	3,912.4	3,364.7	849.2	735.4	2,141.9	1,756.2	8,132.6	6,852.5
Casualty	1,159.0	899.1	10,364.0	7,812.8	549.8	446.6	1,659.5	1,279.4	13,732.3	10,437.9
Specialty	223.3	188.9	755.6	735.7	277.4	248.4	674.8	662.5	1,931.1	1,835.5
Total	2,611.4	2,084.2	15,032.0	11,913.2	1,676.4	1,430.4	4,476.2	3,698.1	23,796.0	19,125.9

Insurance	2,475.1	1,969.4	11,448.6	9,020.4	739.7	682.2	3,341.0	2,637.4	18,004.4	14,309.4
Reinsurance	136.3	114.8	3,583.4	2,892.8	936.7	748.2	1,135.2	1,060.7	5,791.6	4,816.5
	2,611.4	2,084.2	15,032.0	11,913.2	1,676.4	1,430.4	4,476.2	3,698.1	23,796.0	19,125.9
(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.
(3)	Excludes Eurolife’s life insurance operations gross premiums written of $114.2 (2020 - nil) since Eurolife’s consolidation on July 14, 2021.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of

FAIRFAX FINANCIAL HOLDINGS LIMITED

resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative

FAIRFAX FINANCIAL HOLDINGS LIMITED

of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophic losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses suffered by the industry since 2017 and some uncertainty surrounding the losses ultimately ceded to reinsurers related to COVID-19, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.

Life Insurance

Life insurance risk in the company arises principally through Eurolife’s exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by uniform underwriting procedures that have been established at Eurolife to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by Eurolife’s actuaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts and total return swaps). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2021 compared to December 31, 2020.

The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31,	December 31,
	2021	2020
Cash and short term investments	22,795.5	13,920.6
Investments in debt instruments:
U.S. sovereign government(1)	3,957.9	3,058.4
Other sovereign government rated AA/Aa or higher(1)(2)	1,074.7	311.2
All other sovereign government(3)	2,194.9	649.3
Canadian provincials	45.0	49.9
U.S. states and municipalities	387.2	378.2
Corporate and other(4)(5)	6,873.9	11,848.3
Receivable from counterparties to derivative contracts	158.9	222.4
Insurance contract receivables	6,883.2	5,816.1
Recoverable from reinsurers	12,090.5	10,533.2
Other assets(6)	1,881.3	1,729.7
Total gross credit risk exposure	58,343.0	48,517.3
(1)	Represented together 9.5% of the company’s total investment portfolio at December 31, 2021 (December 31, 2020 - 7.8%) and considered by the company to have nominal credit risk.
(2)

Comprised primarily of bonds issued by the governments of Canada, Singapore, Australia and Hong Kong with fair values at December 31, 2021 of $614.6, $95.1, $92.7 and $43.5 respectively (December 31, 2020 - $16.5, $95.7, $42.0 and $58.7).

(3)

Comprised primarily of bonds issued by the governments of Greece, Brazil, Spain and India with fair values at December 31, 2021 of $844.7, $415.4, $297.5 and $192.5 respectively (December 31, 2020 - $1.2, $40.0, $233.9, and $22.5).

(4)	Represents 13.0% of the company’s total investment portfolio at December 31, 2021 compared to 27.4% at December 31, 2020, with the decrease principally related to net sales of short to mid-dated high quality corporate bonds of $4,867.1, the exchange of Seaspan debentures for Atlas preferred shares and the redemption of the remaining Seaspan debentures as described in note 6, partially offset by net purchases of unrated first mortgage loans of $826.9 and an investment in Mosaic Capital 25-year debentures as described in note 23.
(5)	Includes the company’s investments in first mortgage loans at December 31, 2021 of $1,659.4 (December 31, 2020 - $775.4) secured by real estate predominantly in the U.S., Europe and Canada.
(6)	Excludes assets associated with unit-linked insurance products of $637.1 at December 31, 2021 (December 31, 2020 – nil) for which credit risk is not borne by the company, and income taxes refundable of $58.3 at December 31, 2021 (December 31, 2020 - $88.7) that are considered to have nominal credit risk.

Cash and short term investments

The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2021, 82.7% of these balances were held in Canadian and U.S. financial institutions, 14.9% in European financial institutions and 2.4% in other foreign financial institutions (December 31, 2020 - 86.7%, 10.2% and 3.1% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in debt instruments

The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	December 31, 2021			December 31, 2020
	Amortized	Fair		Amortized	Fair
Issuer Credit Rating	cost	value	%	cost	value	%
AAA/Aaa	5,248.2	5,237.3	36.1	3,574.3	3,604.8	22.1
AA/Aa	435.0	437.7	3.0	779.1	805.1	4.9
A/A	1,838.4	1,865.5	12.8	3,856.5	4,086.6	25.1
BBB/Baa	1,749.9	1,914.6	13.2	4,157.4	4,590.8	28.2
BB/Ba	1,840.9	1,808.3	12.4	489.6	518.8	3.2
B/B	115.0	114.8	0.8	41.7	42.9	0.3
Lower than B/B	58.4	62.9	0.4	62.4	63.8	0.4
Unrated(1)(2)	2,935.3	3,092.5	21.3	2,458.9	2,582.5	15.8
Total	14,221.1	14,533.6	100.0	15,419.9	16,295.3	100.0
(1)	Comprised primarily of the fair value of the company’s investments in Blackberry Limited of $535.1 (December 31, 2020 - $438.6), Mosaic Capital of $129.3 (December 31, 2020 -nil), Chorus Aviation Inc. of $90.6 (December 31, 2020 - $153.0) and Atlas of nil (December 31, 2020 - $575.9).
(2)	Includes the company’s investments in first mortgage loans at December 31, 2021 of $1,659.4 (December 31, 2020 - $775.4) secured by real estate predominantly in the U.S., Europe and Canada, primarily with loan-to-value ratios of approximately 60%, reducing the company’s credit risk exposure related to these investments.

At December 31, 2021, 65.1% (December 31, 2020 - 80.3%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 39.1% (December 31, 2020 – 27.0%) rated AA or better (primarily consisting of government bonds). The increase in the fair value of bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury bonds of $915.7 and Canadian government bonds of $617.3. The decrease in the fair value of bonds rated AA/Aa, A/A and BBB/Baa was primarily due to net sales of high quality corporate bonds of $289.7, $2,192.6 and $2,763.2 respectively. The increase in the fair value of bonds rated BB/Ba was primarily due to the consolidation of the bond portfolios of Eurolife. The increase in the fair value of unrated bonds was primarily due to net purchases of unrated corporate bonds and first mortgage loans of $826.9 and an investment in Mosaic Capital 25-year debentures as described in note 23, partially offset by the exchange of Seaspan debentures for Atlas preferred shares and the redemption of the remaining Seaspan debentures as described in note 6.

At December 31, 2021 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,444.5 (December 31, 2020 - $3,474.4), which represented approximately 6.5% (December 31, 2020 - 8.0%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2021 was the company’s investment in Blackberry Limited of $535.1 (December 31, 2020 - Atlas of $575.9), which represented approximately 1.0% (December 31, 2020 - 1.3%) of the total investment portfolio.

Counterparties to derivative contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known

FAIRFAX FINANCIAL HOLDINGS LIMITED

as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31,	December 31,
	2021	2020
Total derivative assets(1)	158.9	222.4
Obligations that may be offset under net settlement arrangements	(9.6)	(32.0)
Fair value of collateral deposited for the benefit of the company(2)	(116.5)	(124.3)
Excess collateral pledged by the company in favour of counterparties	4.8	11.7
Initial margin not held in segregated third party custodian accounts	—	5.6
Net derivative counterparty exposure after net settlement and collateral arrangements	37.6	83.4
(1)	Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.
(2)	Excludes excess collateral pledged by counterparties of $22.5 at December 31, 2021 (December 31, 2020 - $5.0).

Collateral deposited for the benefit of the company at December 31, 2021 consisted of cash of $14.3 and government securities of $125.7 (December 31, 2020 - $116.4 and $12.9). The company had not exercised its right to sell or repledge collateral at December 31, 2021.

Recoverable from reinsurers

Credit risk on the company’s recoverable from reinsurers balance existed at December 31, 2021 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company’s reinsurance security staff conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance security staff also collect and maintain individual operating company and group reinsurance exposures across the company. The company’s single largest recoverable from a reinsurer (Munich Reinsurance Company) represented 7.5% of shareholders’ equity attributable to shareholders of Fairfax at December 31, 2021 (December 31, 2020 - 8.0%) and is rated A+ by A.M. Best.

The company’s gross exposure to credit risk from its reinsurers increased at December 31, 2021 compared to December 31, 2020, primarily reflecting an increase in reinsurers’ share of unearned premiums, paid and unpaid losses due to increased business volumes

FAIRFAX FINANCIAL HOLDINGS LIMITED

and the loss portfolio transfer completed by Brit as described in note 9. Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2021			December 31, 2020
		Outstanding			Outstanding
	Gross	balances for	Net unsecured	Gross	balances for	Net unsecured
	recoverable	which security	recoverable	recoverable	which security	recoverable
A.M. Best Rating (or S&P equivalent)	from reinsurers	is held	from reinsurers	from reinsurers	is held	from reinsurers
A++	568.2	27.2	541.0	473.9	27.5	446.4
A+	5,905.9	494.4	5,411.5	5,244.2	361.5	4,882.7
A	3,899.8	227.3	3,672.5	3,072.9	97.6	2,975.3
A-	371.9	43.9	328.0	359.1	29.9	329.2
B++	50.8	4.6	46.2	55.9	5.2	50.7
B+	0.5	0.3	0.2	2.6	—	2.6
B or lower	20.2	0.1	20.1	16.0	0.4	15.6
Not rated	1,004.0	576.7	427.3	1,101.8	726.9	374.9
Pools and associations	447.9	7.1	440.8	362.4	7.0	355.4
	12,269.2	1,381.6	10,887.6	10,688.8	1,256.0	9,432.8
Provision for uncollectible reinsurance	(178.7)		(178.7)	(155.6)		(155.6)
Recoverable from reinsurers	12,090.5		10,708.9	10,533.2		9,277.2

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

Holding Company

The holding company’s known significant commitments for 2022 consist of payment of a common share dividend of $249.9 ($10.00 per common share, paid in January 2022), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities. Additionally, pursuant to the sale of RiverStone Barbados as described in note 23, the company has guaranteed the value of approximately $1.1 billion of certain securities held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $103.8 at December 31, 2021).

The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2021 of $1,446.2 provides adequate liquidity to meet the holding company’s known commitments in 2022. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2021 the holding company received net cash of $262.7 (2020 - $222.8) in connection with long equity total return swap derivative contracts (excluding the impact of collateral requirements).

Insurance and reinsurance subsidiaries

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2021 portfolio investments, net of derivative obligations, was $51.6 billion (December 31, 2020 - $41.9 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2021 these asset classes represented approximately 12.7% (December 31, 2020 - 11.3%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments. Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of $1,129.6 at December 31, 2021 (December 31, 2020 - $1,095.5).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2021 the insurance and reinsurance subsidiaries received net cash of $176.9 in connection with long equity total return swaps (excluding the impact of collateral requirements) (2020 - paid net cash of $628.6 in connection with long and short equity total return swaps).

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2022 of $584.4, primarily related to AGT’s credit facilities. Subsequent to December 31, 2021, AGT extended the maturity of its senior credit facility of Cdn$625.0 to March 17, 2023. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Maturity profile of the company’s consolidated financial and insurance liabilities

The following tables set out the maturity profile of the company’s financial and insurance liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2021
	3 months	3 months			More than
	or less	to 1 year	1 - 3 years	3 - 5 years	5 years	Total
Accounts payable and accrued liabilities(1)	1,586.6	821.6	1,131.3	399.1	519.7	4,458.3
Insurance contract payables(2)	1,026.7	1,970.0	346.4	16.1	611.6	3,970.8
Provision for losses and loss adjustment expenses	2,925.1	7,033.9	10,662.4	5,391.2	8,410.2	34,422.8
Provision for life policy benefits	72.0	162.7	585.0	575.7	1,280.4	2,675.8
Borrowings - holding company and insurance and reinsurance companies:
Principal	0.1	0.2	283.1	1,270.8	4,614.8	6,169.0
Interest	66.0	193.8	520.0	445.6	584.9	1,810.3
Borrowings - non-insurance companies:
Principal	512.2	72.2	270.8	41.3	736.8	1,633.3
Interest	38.3	35.9	99.8	78.9	114.9	367.8
	6,227.0	10,290.3	13,898.8	8,218.7	16,873.3	55,508.1

	December 31, 2020
	3 months	3 months			More than
	or less	to 1 year	1 - 3 years	3 - 5 years	5 years	Total
Accounts payable and accrued liabilities(1)	1,464.8	816.6	854.5	454.3	675.3	4,265.5
Insurance contract payables(2)	775.6	1,493.0	205.6	13.5	13.5	2,501.2
Provision for losses and loss adjustment expenses	2,880.5	6,111.7	9,577.5	4,753.5	7,486.1	30,809.3
Borrowings - holding company and insurance and reinsurance companies:
Principal	50.1	892.7	664.7	1,142.9	3,887.8	6,638.2
Interest	54.6	204.2	479.0	411.5	554.1	1,703.4
Borrowings - non-insurance companies:
Principal	547.6	761.6	269.5	344.0	288.1	2,210.8
Interest	27.2	43.3	76.5	40.7	103.4	291.1
	5,800.4	10,323.1	12,127.3	7,160.4	13,008.3	48,419.5
(1)	Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities included in the table above is described in note 22.
(2)	Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2021				December 31, 2020
	3 months	3 months	More than		3 months	3 months	More than
	or less	to 1 year	1 year	Total	or less	to 1 year	1 year	Total
Equity total return swaps - long positions	1.8	0.1	—	1.9	8.3	9.7	—	18.0
U.S. treasury bond forward contracts	—	0.8	—	0.8	—	—	—	—
Foreign currency forward and swap contracts	26.4	5.0	46.0	77.4	74.3	16.1	45.6	136.0
Other derivative contracts	46.5	25.9	0.4	72.8	25.8	9.5	0.1	35.4
	74.7	31.8	46.4	152.9	108.4	35.3	45.7	189.4

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2021 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $14.5 billion (December 31, 2020 - $16.3 billion) that is subject to interest rate risk.

The company’s exposure to interest rate risk decreased during 2021 primarily due to decreased holdings of fixed income securities reflecting net sales of short to mid-dated high quality corporate bonds of $4,867.1, partially offset by the consolidation of the bond portfolios of Eurolife. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2021 of $1,691.3 (December 31, 2020 - $330.8). There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2021 compared to December 31, 2020.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2021			December 31, 2020
	Fair value of	Hypothetical	Hypothetical	Fair value of	Hypothetical	Hypothetical
	fixed income	change in net	% change	fixed income	change in net	% change
	portfolio	earnings(1)	in fair value(1)	portfolio	earnings(1)	in fair value(1)
Change in interest rates
200 basis point increase	13,984.0	(418.4)	(3.8)	15,540.5	(624.5)	(4.6)
100 basis point increase	14,239.6	(224.3)	(2.0)	15,889.8	(335.2)	(2.5)
No change	14,533.6	—	—	16,295.3	—	—
100 basis point decrease	14,900.9	280.6	2.5	16,790.2	410.0	3.0
200 basis point decrease	15,327.9	607.5	5.5	17,348.4	871.6	6.5
(1)	Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2021 of $1,691.3 (December 31, 2020 - $330.8).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2021 compared to December 31, 2020 as shown in the table below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company’s equity and equity-related holdings (long exposures net of short exposures) on the company’s financial position as at December 31, 2021 and 2020 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair

FAIRFAX FINANCIAL HOLDINGS LIMITED

value at December 31, 2021 of $7,192.1 (December 31, 2020 – $5,609.8) as a component of its equity and equity-related holdings when assessing its net equity exposures.

					Year ended	Year ended
					December 31,	December 31,
	December 31, 2021		December 31, 2020		2021	2020
	Exposure/		Exposure/		Pre-tax	Pre-tax
	Notional	Carrying	Notional	Carrying	earnings	earnings
	amount	value	amount	value	(loss)	(loss)
Long equity exposures:
Common stocks	5,845.5	5,845.5	4,939.7	4,939.7	1,333.4	24.7
Preferred stocks – convertible(1)	54.5	54.5	27.9	27.9	2.8	4.4
Bonds – convertible	583.4	583.4	461.3	461.3	101.3	143.4
Investments in associates(1)(2)(3)	7,192.1	5,496.6	5,609.8	5,134.9	52.7	8.6
Deconsolidation of non-insurance subsidiaries(4)	—	—	—	—	190.3	(78.5)
Derivatives and other invested assets:
Equity total return swaps – long positions	1,082.8	94.2	1,788.3	126.3	407.5	325.6
Equity warrants and options(5)	257.3	257.3	132.8	132.8	114.2	(56.3)
RiverStone Barbados AVLNs (note 23)	1,250.1	103.8	—	—	109.9	—
Total equity and equity related holdings	16,265.7	12,435.3	12,959.8	10,822.9	2,312.1	371.9

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	—	—	—	—	—	(528.6)
	—	—	—	—	—	(528.6)
Net equity exposures and financial effects	16,265.7		12,959.8		2,312.1	(156.7)
(1)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)	During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings as described in note 6.
(3)	On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.
(4)	Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi during 2021 and the deconsolidation of Fairfax Africa during 2020 as described in note 23.
(5)	Includes Atlas warrants.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2021 and 2020. The analysis assumes variations of 10% and 20% (December 31, 2020 - 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.

	December 31, 2021
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	10,861.1	9,966.1	9,073.6	8,184.4	7,297.3
Hypothetical $ change in net earnings	1,549.7	773.5	—	(770.6)	(1,538.8)
Hypothetical % change in fair value	19.7	9.8	—	(9.8)	(19.6)

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2020
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	8,799.0	8,074.2	7,350.0	6,627.5	5,897.4
Hypothetical $ change in net earnings	1,227.5	613.3	—	(611.6)	(1,228.8)
Hypothetical % change in fair value	19.7	9.9	—	(9.8)	(19.8)

The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as they are considered long term strategic holdings.

At December 31, 2021 the company’s ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates totaled $6,048.7 or 11.4% of the total investment portfolio (December 31, 2020 - $4,981.5 or 11.5%), of which the largest single holding was the company’s investment in Eurobank of $1,298.4 (note 6) or 2.4% of the total investment portfolio (December 31, 2020 - $1,166.3 or 2.7%).

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2021 compared to December 31, 2020.

The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

On March 29, 2021 the company used the net proceeds from its issuance of $671.6 (Cdn$850.0) principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of $670.6 (Cdn$846.0) due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its $671.6 (Cdn$850.0) principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 15 for details. At December 31, 2021 the company has designated the carrying value of Cdn$2,800.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,364.6 (December 31, 2020 - principal amount of Cdn$2,796.0 with a fair value of $2,397.6) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2021 the company recognized pre-tax losses of $16.7 (2020 - $38.0) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

At December 31, 2021 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $926.3 (December 31, 2020 - principal amount of €750.0 with a fair value of $1,023.9) as a hedge of its net investment in European operations with a euro functional currency. During 2021 the company recognized pre-tax gains of $63.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2020 - pre-tax losses of $75.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:

	2021	2020
Net gains (losses) on investments:
Investing activities	(122.3)	105.4
Underwriting activities	41.2	(16.8)
Foreign currency contracts	(12.0)	(33.0)
Foreign currency net gains (losses)	(93.1)	55.6

Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net gains on investing activities during 2020 primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies.

The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2021 with all other variables held constant.

					British				All other
	Canadian dollar		Euro		pound sterling		Indian rupee		currencies		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Pre-tax earnings (loss)	5.9	(25.6)	31.4	(35.2)	41.6	58.3	(252.6)	(47.3)	50.1	45.0	(123.6)	(4.8)
Net earnings (loss)	1.7	(25.1)	26.9	(26.5)	35.5	48.8	(235.8)	(45.9)	33.3	36.0	(138.4)	(12.7)
Pre-tax other comprehensive income (loss)	(210.4)	(112.1)	(64.1)	(17.4)	(50.1)	(56.4)	(247.9)	(247.7)	(156.5)	(108.6)	(729.0)	(542.2)
Other comprehensive income (loss)	(209.3)	(115.5)	(40.0)	13.7	(49.1)	(55.6)	(230.5)	(229.2)	(148.4)	(109.1)	(677.3)	(495.7)

The hypothetical impact in 2021 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

Canadian dollar: Net liability exposure at December 31, 2021 primarily related to net liabilities at Odyssey Group and Crum & Forster, partially offset by net assets at Allied World, Corporate and Other and Run-off. The net liability exposure at December 31, 2021 compared to net asset exposure at December 31, 2020 principally reflected the impact of foreign currency contracts entered into as an economic hedge for increased holdings in Canadian government bonds at Odyssey Group and Crum & Forster, partially offset by increased holding company cash and investments.

Euro: Net liability exposure at December 31, 2021 primarily related to net liabilities at Allied World, Crum & Forster and Brit. The net liability exposure at December 31, 2021 compared to net asset exposure at December 31, 2020 primarily reflected the impact of foreign currency contracts entered into as an economic hedge and decreased holdings of euro denominated portfolio investments (principally limited partnerships).

FAIRFAX FINANCIAL HOLDINGS LIMITED

British pound sterling: Net liability exposure at December 31, 2021 primarily related to net liabilities at Brit, Allied World and Odyssey Group. The decrease in net liability exposure at December 31, 2021 compared to December 31, 2020 primarily reflected increased portfolio investments (principally increases in cash and short term investments, and purchases of first mortgage loans).

Indian rupee: Net asset exposure at December 31, 2021 primarily related to net assets at Fairfax Asia, Odyssey Group, Northbridge and Crum & Forster. The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected the net unrealized gains on Digit compulsory convertible preferred shares held at Fairfax Asia as described in note 5, and increased holdings of Indian rupees as a result of the timing of settlement transactions related to the sale of Indian government bonds.

All other currencies: Net asset exposure at December 31, 2021 primarily related to net assets in U.S. dollar, Brazilian real, Egyptian pound, Singapore dollar, Australian dollar and South African rand net assets at entities where the functional currency is other than those currencies (primarily at Odyssey Group’s branches located outside of the United States including Paris branch and Newline syndicate), partially offset by a net liability at Fairfax India (primarily U.S. dollar borrowings). The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected increased exposure to the U.S. dollar (principally at Odyssey Group’s branches reflecting growth in the operations) which resulted in a favourable impact on pre-tax earnings, and increased exposure to the Brazilian real (primarily purchases of Brazilian government bonds), the Singapore dollar (primarily relating to underwriting activity at Falcon Hong Kong) and the South African rand (primarily the consolidation of Eurolife’s portfolio investments) which resulted in an unfavourable impact on pre-tax earnings.

The hypothetical impact in 2021 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

Canadian dollar: Primarily related to net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment, partially offset by the impact of Canadian dollar borrowings applied as a hedge of net investment in Canadian subsidiaries. The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 primarily reflected increased shareholders’ equity at Northbridge (principally related to net earnings, partially offset by dividends paid) and common shares issued at Farmers Edge and Boat Rocker as a result of their initial public offerings.

Euro: Primarily related to the company’s investments in associates (principally Eurobank and Astarta) and net investments in Eurolife and Colonnade Insurance, partially offset by Odyssey Group’s net investment in its European branch (net liability exposure) and the impact of euro borrowings applied as a hedge of net investment in European operations. The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 principally reflected the consolidation of Eurolife, which is described in note 23.

British pound sterling: Primarily related to Odyssey Group’s net investment in its Newline syndicate. The decrease in net asset exposure at December 31, 2021 compared to December 31, 2020 principally reflected a change in currency mix related to a Fairfax consolidated internal investment fund, partially offset by growth at Odyssey Group’s Newline syndicate.

Indian rupee: Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The increase in net asset exposure at December 31, 2021 compared to December 31, 2020 principally reflected increased net investments in Fairfax India and Thomas Cook India and net decreased exposure in the company’s investments in associates (principally a decrease in Quess, partially offset by an increase in Digit).

All other currencies: Primarily related to net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Singapore Re (Singapore dollar), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian forint, Romanian leu and Ukrainian hryvnia) and non-insurance companies (primarily AGT’s net investment in its Turkish subsidiary (Turkish lira)), and investments in associates (primarily Kuwaiti dinar at Gulf Insurance and Vietnamese dong at BIC Insurance). The increase in net asset exposure at December

FAIRFAX FINANCIAL HOLDINGS LIMITED

31, 2021 compared to December 31, 2020 primarily reflected the commencement of applying the equity method of accounting to the company’s investment in Gulf Insurance and the consolidation of Singapore Re, partially offset by a decrease in AGT’s net investment in its Turkish subsidiary (principally as a result of the weakening of Turkish lira relative to the U.S. dollar during 2021).

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $29,068.3 at December 31, 2021 compared to $26,341.3 at December 31, 2020.

The company manages its capital based on the following financial measurements and ratios:

			Excluding consolidated non-
	Consolidated		insurance companies
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Holding company cash and investments (net of derivative obligations)	1,446.2	1,229.4	1,446.2	1,229.4
Borrowings – holding company	5,338.6	5,580.6	5,338.6	5,580.6
Borrowings – insurance and reinsurance companies	790.7	1,033.4	790.7	1,033.4
Borrowings – non-insurance companies	1,623.7	2,200.0	—	—
Total debt	7,753.0	8,814.0	6,129.3	6,614.0
Net debt(1)	6,306.8	7,584.6	4,683.1	5,384.6
Common shareholders’ equity	15,049.6	12,521.1	15,049.6	12,521.1
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,930.2	3,670.7	2,931.4	1,831.8
Total equity	21,315.3	17,527.3	19,316.5	15,688.4
Net debt/total equity	29.6%	43.3%	24.2%	34.3%
Net debt/net total capital(2)	22.8%	30.2%	19.5%	25.6%
Total debt/total capital(3)	26.7%	33.5%	24.1%	29.7%
Interest coverage(4)	10.6x	1.6x	13.0x (6)	3.3x (6)
Interest and preferred share dividend distribution coverage(5)	9.4x	1.4x	11.1x (6)	2.7x (6)
(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)	Net total capital is calculated by the company as the sum of total equity and net debt.
(3)	Total capital is calculated by the company as the sum of total equity and total debt.
(4)	Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)	Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)	Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

Common shareholders’ equity increased to $15,049.6 at December 31, 2021 from $12,521.1 at December 31, 2020, primarily reflecting net earnings attributable to shareholders of Fairfax ($3,401.1) and other net changes in capitalization ($552.9, principally related to the sale of non-controlling interests in Odyssey Group and Brit), partially offset by purchases of subordinate voting shares for cancellation ($1,058.1, inclusive of the company’s completion of a substantial issuer bid of $1.0 billion to purchase and cancel 2 million subordinate

FAIRFAX FINANCIAL HOLDINGS LIMITED

voting shares) and for use in share-based payment awards ($132.6), and payments of common and preferred share dividends ($316.6). For further details on other net changes in capitalization refer to note 16 and note 23. Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.

The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio decreased to 22.8% at December 31, 2021 from 30.2% at December 31, 2020, primarily as a result of decreased net debt and increased net total capital. The decrease in net debt was due to decreased borrowings by non-insurance companies, insurance and reinsurance companies and the holding company, and increased holding company cash and investments. The increase in net total capital was due to increases in common shareholders’ equity and non-controlling interests, partially offset by decreased net debt. The consolidated total debt/total capital ratio decreased to 26.7% at December 31, 2021 from 33.5% at December 31, 2020, primarily as a result of decreased total debt and increased total capital (reflecting increases in common shareholders’ equity and non-controlling interests, partially offset by decreased total debt).

In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2021 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.0 times (December 31, 2020 - 3.0 times) the authorized control level, except for TIG Insurance which had at least 2.3 times (December 31, 2020 - 2.3 times).

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2021 and 2020 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2021 Northbridge’s subsidiaries had a weighted average MCT ratio of 222% (December 31, 2020 - 208%) of the minimum supervisory target.

The Lloyd’s market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2021 Brit’s available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit, and amounted to $2,199.5 (December 31, 2020 - $1,881.3). This represented a surplus of $617.9 (December 31, 2020 - $341.0) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit’s minimum targeted surplus of $210.0 (December 31, 2020 - $210.0).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2021 and 2020.

25.	Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments that are categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Prices for inter-segment reinsurance provided by Group Re, Odyssey Group and Allied World are set at arm’s length. Eliminations and adjustments principally reflect the elimination of inter-segment reinsurance, including Crum & Forster’s loss portfolio transfer to U.S. Run-off during 2021, and the elimination of intercompany investment management fees, including Fairfax India’s performance fee accrual as described in note 28. Geographic premiums are determined by the domicile of the operating companies and where the primary underlying insurance risk resides.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Property and Casualty Insurance and Reinsurance

Northbridge - A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

Odyssey Group - A U.S.-based reinsurer that provides a full range of property and casualty products worldwide, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd’s market in London.

Crum & Forster - A national commercial property and casualty insurer in the U.S. that principally underwrites specialty coverages.

Zenith National - An insurer primarily engaged in workers’ compensation business in the U.S.

Brit - A market-leading global Lloyd’s of London specialty insurer and reinsurer.

Allied World - A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd’s.

Fairfax Asia - This reporting segment includes the company’s operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Singapore (Singapore Re), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance) and Sri Lanka (Fairfirst Insurance). Fairfax Asia also includes the company’s equity accounted interests in Digit (49.0%, in addition to the company’s investment in Digit compulsory convertible preferred shares described in note 5), Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).

Insurance and Reinsurance - Other - This reporting segment is comprised of Group Re, Bryte Insurance, Fairfax Latin America, Fairfax Central and Eastern Europe (“Fairfax CEE”) and Eurolife’s property and casualty insurance operations (“Eurolife General”). Group Re primarily constitutes the participation of the company’s Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine which comprises ARX Insurance and Universalna, both property and casualty insurers in Ukraine. Eurolife General writes property and casualty insurance in Greece and Romania.

Life insurance and Run-off

This reporting segment is comprised of Eurolife’s life insurance operations and U.S. Run-off, which includes TIG Insurance Company. European Run-off, which principally consisted of RiverStone (UK), Advent, Syndicate 3500 at Lloyd’s (managed by RiverStone Managing Agency Limited) and TIG Insurance (Barbados) Limited, was deconsolidated on March 31, 2020 as described in note 23.

Non-insurance companies

This reporting segment is comprised as follows:

Restaurants and retail – Comprised principally of Recipe, Toys “R” Us Canada (deconsolidated on August 19, 2021), Golf Town, and Sporting Life.

Fairfax India - Comprised of Fairfax India and its subsidiaries, which are principally NCML and Privi (deconsolidated on April 29, 2021).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Thomas Cook India - Comprised of Thomas Cook India and its subsidiary Sterling Resorts.

Other - Comprised primarily of AGT, Dexterra Group (acquired on May 29, 2020), Mosaic Capital (deconsolidated on August 5, 2021), Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2021

	Property and Casualty Insurance and Reinsurance
										Life
										insurance	Non-		Eliminations
		Odyssey	Crum &	Zenith		Allied	Fairfax			and	insurance	Corporate	and
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written
External	2,121.6	5,551.4	3,704.8	718.2	3,221.9	5,794.3	534.4	2,149.4	23,796.0	114.2	—	—	—	23,910.2
Intercompany	5.0	194.9	24.9	17.0	16.4	57.6	2.6	216.4	534.8	358.1	—	—	(892.9)	—
	2,126.6	5,746.3	3,729.7	735.2	3,238.3	5,851.9	537.0	2,365.8	24,330.8	472.3	—	—	(892.9)	23,910.2
Net premiums written	1,917.4	4,849.4	2,689.3	713.0	1,998.3	3,907.8	260.6	1,473.6	17,809.4	468.7	—	—	—	18,278.1
Net premiums earned
External	1,815.9	4,178.3	2,910.5	708.9	1,754.4	3,597.9	283.1	1,199.3	16,448.3	109.7	—	—	—	16,558.0
Intercompany	(15.0)	67.6	(397.7)	2.2	(0.1)	(146.3)	(33.4)	164.6	(358.1)	358.1	—	—	—	—
	1,800.9	4,245.9	2,512.8	711.1	1,754.3	3,451.6	249.7	1,363.9	16,090.2	467.8	—	—	—	16,558.0
Underwriting expenses(2)	(1,598.7)	(4,153.7)	(2,410.9)	(628.3)	(1,698.7)	(3,225.2)	(229.6)	(1,343.9)	(15,289.0)	(776.8)	—	—	0.3	(16,065.5)
Underwriting profit (loss)	202.2	92.2	101.9	82.8	55.6	226.4	20.1	20.0	801.2	(309.0)	—	—	0.3	492.5
Interest income	61.8	149.0	80.9	11.7	52.2	98.4	15.4	51.4	520.8	22.2	3.9	28.2	(6.7)	568.4
Dividends	14.8	14.3	6.3	2.8	5.3	17.6	5.3	6.3	72.7	7.8	28.5	(0.8)	—	108.2
Investment expenses	(16.9)	(46.3)	(18.2)	(8.1)	(14.1)	(39.7)	(1.5)	(7.0)	(151.8)	(10.7)	(127.1)	(2.8)	256.6	(35.8)
Interest and dividends	59.7	117.0	69.0	6.4	43.4	76.3	19.2	50.7	441.7	19.3	(94.7)	24.6	249.9	640.8
Share of profit of associates	1.9	101.6	66.6	35.1	31.5	51.7	12.2	23.5	324.1	16.8	22.3	38.8	—	402.0
Other
Revenue	—	—	—	—	—	—	—	—	—	—	5,157.5	—	0.5	5,158.0
Expenses	—	—	—	—	—	—	—	—	—	—	(5,092.1)	—	5.2	(5,086.9)
	—	—	—	—	—	—	—	—	—	—	65.4	—	5.7	71.1
Operating income (loss)	263.8	310.8	237.5	124.3	130.5	354.4	51.5	94.2	1,567.0	(272.9)	(7.0)	63.4	255.9	1,606.4
Net gains on investments(1)	269.2	419.2	201.9	47.4	6.9	178.0	1,485.7	36.2	2,644.5	69.7	266.0	464.9	—	3,445.1
Gain on sale and consolidation of insurance subsidiaries	—	—	—	—	33.2	35.5	60.8	4.0	133.5	—	—	130.5	—	264.0
Interest expense	(1.2)	(4.4)	(3.7)	(3.7)	(18.3)	(27.8)	(0.2)	(2.2)	(61.5)	(7.9)	(140.3)	(305.4)	1.2	(513.9)
Corporate overhead and other	(11.8)	(18.9)	(32.7)	(9.2)	(13.2)	(55.9)	(19.8)	(2.5)	(164.0)	(38.4)	—	50.0	(256.6)	(409.0)
Pre-tax income (loss)	520.0	706.7	403.0	158.8	139.1	484.2	1,578.0	129.7	4,119.5	(249.5)	118.7	403.4	0.5	4,392.6
Provision for income taxes														(726.0)
Net earnings														3,666.6

Attributable to:
Shareholders of Fairfax														3,401.1
Non-controlling interests														265.5
														3,666.6
(1)	Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Fairfax India’s subsidiary Privi of $94.9 and Toys “R” Us Canada of $85.7 as described in note 23.
(2)	Property and casualty insurance and reinsurance underwriting expenses for the year ended December 31, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
		Odyssey	Crum &	Zenith		Allied	Fairfax
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total
Loss & LAE - accident year	1,038.0	3,111.7	1,434.9	427.4	981.6	2,458.3	162.9	823.7	10,438.5
Commissions	316.0	796.6	516.3	81.3	489.1	285.3	32.2	257.4	2,774.2
Other underwriting expenses	273.9	365.5	463.4	190.4	328.1	462.8	56.0	291.8	2,431.9
Underwriting expenses - accident year	1,627.9	4,273.8	2,414.6	699.1	1,798.8	3,206.4	251.1	1,372.9	15,644.6
Net (favourable) adverse claims reserve development	(29.2)	(120.1)	(3.7)	(70.8)	(100.1)	18.8	(21.5)	(29.0)	(355.6)
Underwriting expenses - calendar year	1,598.7	4,153.7	2,410.9	628.3	1,698.7	3,225.2	229.6	1,343.9	15,289.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

2020

	Property and Casualty Insurance and Reinsurance
											Non-		Eliminations
		Odyssey	Crum &	Zenith		Allied	Fairfax			Run-	insurance	Corporate	and
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total	off(1)	companies	and Other	adjustments	Consolidated

Gross premiums written
External	1,727.5	4,306.3	3,082.4	661.7	2,407.6	4,633.8	421.2	1,738.6	18,979.1	146.8	—	—	—	19,125.9
Intercompany	7.7	140.4	27.0	—	16.8	46.9	3.5	135.4	377.7	—	—	—	(377.7)	—
	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	—	—	(377.7)	19,125.9
Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	—	—	—	14,864.5
Net premiums earned
External	1,435.1	3,555.8	2,462.7	646.6	1,710.4	2,788.4	229.2	1,030.8	13,859.0	129.7	—	—	—	13,988.7
Intercompany	(11.0)	30.8	(36.5)	(2.8)	0.3	(65.8)	(7.5)	94.1	1.6	(1.6)	—	—	—	—
	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	—	—	—	13,988.7
Underwriting expenses(2)	(1,315.3)	(3,396.7)	(2,366.1)	(591.9)	(1,951.0)	(2,596.6)	(214.6)	(1,119.4)	(13,551.6)	(336.2)	—	—	—	(13,887.8)
Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	—	—	—	100.9
Interest income	59.6	173.6	91.9	24.3	67.1	136.5	14.1	52.6	619.7	28.5	20.5	57.1	(9.3)	716.5
Dividends	7.9	8.6	2.2	1.8	3.4	20.3	7.1	3.7	55.0	4.9	17.2	0.7	—	77.8
Investment expenses	(11.3)	(31.0)	(14.5)	(7.1)	(12.3)	(30.1)	(1.2)	(6.6)	(114.1)	(8.7)	9.4	(2.0)	90.3	(25.1)
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	—	(112.8)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	4,742.4	—	(22.8)	4,719.6
Expenses	—	—	—	—	—	—	—	—	—	—	(4,868.0)	—	9.1	(4,858.9)
	—	—	—	—	—	—	—	—	—	—	(125.6)	—	(13.7)	(139.3)
Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	—	313.1
Gain (loss) on sale of insurance subsidiary (note 23)	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead and other	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	—	(82.6)	(90.3)	(328.2)
Pre-tax income (loss)	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)
Net earnings														37.4

Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)
														37.4
(1)	Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.
(2)	Property and casualty insurance and reinsurance underwriting expenses for the year ended December 31, 2020 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
		Odyssey	Crum &	Zenith		Allied	Fairfax
	Northbridge	Group	Forster	National	Brit	World	Asia	Other	Total
Loss & LAE - accident year	878.9	2,652.2	1,521.7	401.8	1,301.8	1,931.2	148.3	687.6	9,523.5
Commissions	243.8	693.5	415.2	74.1	436.4	253.7	30.8	215.6	2,363.1
Other underwriting expenses	231.8	270.5	434.4	190.1	275.6	416.8	54.0	246.7	2,119.9
Underwriting expenses - accident year	1,354.5	3,616.2	2,371.3	666.0	2,013.8	2,601.7	233.1	1,149.9	14,006.5
Net favourable claims reserve development	(39.2)	(219.5)	(5.2)	(74.1)	(62.8)	(5.1)	(18.5)	(30.5)	(454.9)
Underwriting expenses - calendar year	1,315.3	3,396.7	2,366.1	591.9	1,951.0	2,596.6	214.6	1,119.4	13,551.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:

	Investments in
	associates			Additions to goodwill		Segment assets		Segment liabilities
	2021	2020		2021	2020	2021	2020	2021	2020
Property and Casualty Insurance and Reinsurance
Northbridge	192.1	182.1		—	—	6,152.3	5,231.6	3,978.7	3,418.3
Odyssey Group	1,211.8	1,164.9		—	—	17,309.9	15,041.7	11,946.1	10,141.0
Crum & Forster	422.5	368.2		—	—	8,719.4	7,596.0	6,073.4	5,448.2
Zenith National	186.9	124.5		—	—	2,562.9	2,472.0	1,515.3	1,539.1
Brit	363.0	363.1		16.4	—	10,597.7	9,040.7	8,082.6	6,826.2
Allied World	593.9	537.0		—	—	19,294.8	16,975.5	14,591.1	12,547.4
Fairfax Asia	159.8	149.9		—	—	4,010.0	1,920.1	1,336.8	794.7
Other	255.4	219.6		—	—	5,752.7	5,097.8	4,509.7	4,021.4
	3,385.4	3,109.3		16.4	—	74,399.7	63,375.4	52,033.7	44,736.3
Life insurance and Run-off	272.6	129.3		—	—	6,669.1	2,601.9	5,781.1	2,095.9
Non-insurance companies	1,379.7	1,373.5		44.3	182.1	7,856.4	8,349.0	4,075.1	5,124.2
Corporate and Other and eliminations and adjustments	1,066.3	1,827.5	(1)	—	—	(2,279.8)	(272.3)	3,440.2	4,570.3
Consolidated	6,104.0	6,439.6		60.7	182.1	86,645.4	74,054.0	65,330.1	56,526.7
(1)	Includes investment in associate held for sale related to RiverStone Barbados of $729.5 as described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty(1)		Total
	2021	2020	2021	2020	2021	2020	2021	2020
Property and Casualty Insurance and Reinsurance - net premiums earned
Northbridge	810.8	626.4	828.7	659.6	161.4	138.1	1,800.9	1,424.1
Odyssey Group	2,187.5	1,838.9	1,741.8	1,444.0	316.6	303.7	4,245.9	3,586.6
Crum & Forster	355.9	364.2	1,903.3	1,837.5	253.6	224.5	2,512.8	2,426.2
Zenith National	42.9	37.5	668.2	605.9	—	0.4	711.1	643.8
Brit	699.2	544.3	745.7	853.0	309.4	313.4	1,754.3	1,710.7
Allied World	990.2	882.6	2,369.3	1,755.4	92.1	84.6	3,451.6	2,722.6
Fairfax Asia	90.4	74.5	120.9	116.4	38.4	30.8	249.7	221.7
Other	744.5	634.3	423.4	332.1	196.0	158.5	1,363.9	1,124.9
	5,921.4	5,002.7	8,801.3	7,603.9	1,367.5	1,254.0	16,090.2	13,860.6
Life insurance and Run-off(1)	8.2	31.6	348.8	31.5	110.8	65.0	467.8	128.1
Consolidated net premiums earned	5,929.6	5,034.3	9,150.1	7,635.4	1,478.3	1,319.0	16,558.0	13,988.7
Interest and dividends							640.8	769.2
Share of profit (loss) of associates							402.0	(112.8)
Net gains on investments							3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries (note 23)							264.0	117.1
Other revenue							5,158.0	4,719.6
Consolidated income							26,467.9	19,794.9

Distribution of net premiums earned	35.8%	36.0%	55.3%	54.6%	8.9%	9.4%	100.0%	100.0%
(1)	Includes Eurolife’s life insurance operations since Eurolife’s consolidation on July 14, 2021, and European Run-off prior to its deconsolidation on March 31, 2020, pursuant to the transactions described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Property and Casualty Insurance and Reinsurance - net premiums earned
Northbridge	1,782.7	1,407.3	18.2	16.8	—	—	—	—	1,800.9	1,424.1
Odyssey Group	124.1	101.2	2,830.6	2,356.3	518.6	469.8	772.6	659.3	4,245.9	3,586.6
Crum & Forster	2.2	—	2,495.4	2,409.2	1.2	0.2	14.0	16.8	2,512.8	2,426.2
Zenith National	—	—	708.5	643.8	—	—	2.6	—	711.1	643.8
Brit	90.5	97.7	1,271.1	1,228.5	49.3	45.9	343.4	338.6	1,754.3	1,710.7
Allied World	78.5	52.6	2,569.7	2,030.5	239.0	227.6	564.4	411.9	3,451.6	2,722.6
Fairfax Asia	—	—	—	—	249.7	221.7	—	—	249.7	221.7
Other	0.2	0.1	81.8	54.8	189.2	139.6	1,092.7	930.4	1,363.9	1,124.9
	2,078.2	1,658.9	9,975.3	8,739.9	1,247.0	1,104.8	2,789.7	2,357.0	16,090.2	13,860.6
Life insurance and Run-off(3)	—	0.1	358.1	1.1	—	—	109.7	126.9	467.8	128.1
Consolidated net premiums earned	2,078.2	1,659.0	10,333.4	8,741.0	1,247.0	1,104.8	2,899.4	2,483.9	16,558.0	13,988.7
Interest and dividends									640.8	769.2
Share of profit (loss) of associates									402.0	(112.8)
Net gains on investments									3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries (note 23)									264.0	117.1
Other revenue									5,158.0	4,719.6
Consolidated income									26,467.9	19,794.9

Distribution of net premiums earned	12.6%	11.9%	62.4%	62.4%	7.5%	7.9%	17.5%	17.8%	100.0%	100.0%
(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.
(3)	Includes Eurolife’s life insurance operations since Eurolife’s consolidation on July 14, 2021, and European Run-off prior to its deconsolidation on March 31, 2020, pursuant to the transactions described in note 23.

Non-insurance companies

Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:

	Restaurants
	and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	1,803.8	1,734.2	228.2	312.8	249.4	225.2	2,876.1	2,470.2	5,157.5	4,742.4
Expenses	(1,724.8)	(1,811.1)	(206.9)	(305.9)	(293.4)	(288.3)	(2,867.0)	(2,462.7)	(5,092.1)	(4,868.0)
Pre-tax income (loss) before interest expense and other(3)	79.0	(76.9)	21.3	6.9	(44.0)	(63.1)	9.1	7.5	65.4	(125.6)
Interest and dividends	7.5	6.1	(102.2)	28.9	(0.1)	—	0.1	12.1	(94.7)	47.1
Share of profit (loss) of associates	—	1.3	20.2	(24.8)	(0.1)	(3.4)	2.2	(73.3)	22.3	(100.2)
Operating income (loss)	86.5	(69.5)	(60.7)	11.0	(44.2)	(66.5)	11.4	(53.7)	(7.0)	(178.7)
Net gains (losses) on investments	29.5	(6.6)	236.4	(12.4)	(3.3)	4.0	3.4	(50.6)	266.0	(65.6)
Pre-tax income (loss) before interest expense	116.0	(76.1)	175.7	(1.4)	(47.5)	(62.5)	14.8	(104.3)	259.0	(244.3)

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	These results differ from those published by Fairfax India due to Fairfax India’s application of investment entity accounting under IFRS.
(2)	These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(3)	Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

Segmented Balance Sheet

The company’s segmented balance sheets as at December 31, 2021 and 2020 present the assets, liabilities and non-controlling interests in each of the company’s reporting segments in accordance with the company’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in “Corporate and eliminations”.

	December 31, 2021					December 31, 2020
	Insurance	Life				Insurance
	and	insurance	Non-	Corporate		and		Non-	Corporate
	reinsurance	and	insurance	and		reinsurance		insurance	and
	companies	Run-off	companies	eliminations(5)	Consolidated	companies	Run-off	companies	eliminations(5)	Consolidated
Assets
Holding company cash and investments	604.5	—	—	873.8	1,478.3	598.1	—	—	654.1	1,252.2
Insurance contract receivables	7,266.0	7.8	—	(390.6)	6,883.2	6,052.5	8.4	—	(244.8)	5,816.1
Portfolio investments(1)(2)	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	1,977.3	3.8	—	(57.0)	1,924.1	1,574.4	—	—	(30.7)	1,543.7
Recoverable from reinsurers	13,497.3	457.6	—	(1,864.4)	12,090.5	11,254.2	453.7	—	(1,174.7)	10,533.2
Deferred income tax assets	268.2	29.0	66.9	158.3	522.4	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	3,579.5	7.5	2,341.2	—	5,928.2	3,586.2	41.1	2,601.8	—	6,229.1
Due from affiliates	231.9	360.2	—	(592.1)	—	222.6	357.7	3.8	(584.1)	—
Other assets	1,746.0	810.0	3,195.5	369.8	6,121.3	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in affiliates(3)	167.2	29.3	—	(196.5)	—	153.2	29.3	—	(182.5)	—
Total assets	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	2,150.4	233.4	2,077.4	524.2	4,985.4	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	72.5	—	47.9	32.5	152.9	114.9	1.1	50.0	23.4	189.4
Due to affiliates	29.4	0.2	135.1	(164.7)	—	8.3	—	117.6	(125.9)	—
Deferred income tax liabilities	322.2	72.9	198.5	5.2	598.8	152.7	—	197.7	6.0	356.4
Insurance contract payables	4,289.4	652.0	—	(447.9)	4,493.5	3,224.2	11.6	—	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	33,684.6	4,806.1	—	(1,598.4)	36,892.3	29,809.4	2,023.3	—	(1,023.4)	30,809.3
Provision for unearned premiums(4)	10,694.5	16.5	—	(256.8)	10,454.2	8,550.1	—	—	(152.6)	8,397.5
Borrowings	790.7	—	1,616.2	5,346.1	7,753.0	1,033.4	—	2,192.5	5,588.1	8,814.0
Total liabilities	52,033.7	5,781.1	4,075.1	3,440.2	65,330.1	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	19,778.9	888.0	1,782.5	(6,064.3)	16,385.1	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6
Non-controlling interests	2,587.1	—	1,998.8	344.3	4,930.2	1,521.7	—	1,838.9	310.1	3,670.7
Total equity	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	74,399.7	6,669.1	7,856.4	(2,279.8)	86,645.4	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Includes investment in associate held for sale at December 31, 2021 of nil (December 31, 2020 - $729.5). See note 6 and note 23.
(3)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)	Included in insurance contract liabilities on the consolidated balance sheet.
(5)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

26.Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2021			2020
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Losses and loss adjustment expenses, property and casualty	10,272.9	—	10,272.9	8,954.5	—	8,954.5
Cost of sales	—	2,987.5	2,987.5	—	2,997.6	2,997.6
Wages and salaries(2)	1,547.1	761.3	2,308.4	1,359.1	632.4	1,991.5
Depreciation, amortization and impairment charges	291.0	639.4	930.4	234.6	517.5	752.1
Employee benefits	345.3	116.9	462.2	293.0	105.2	398.2
Premium taxes	285.9	—	285.9	240.3	—	240.3
Information technology costs	216.3	40.7	257.0	194.4	33.0	227.4
Audit, legal and tax professional fees	159.7	43.4	203.1	141.0	64.0	205.0
Repairs, maintenance and utilities	13.2	144.2	157.4	12.7	110.0	122.7
Share-based payments to directors and employees	118.2	18.3	136.5	103.6	5.9	109.5
Shipping and delivery	1.2	120.0	121.2	1.2	107.5	108.7
Marketing costs	33.4	70.1	103.5	27.6	67.5	95.1
Administrative expense and other(3)	402.4	145.1	547.5	299.0	218.3	517.3
Losses on claims, net, operating expenses and other expenses(4)(5)	13,686.6	5,086.9	18,773.5	11,861.0	4,858.9	16,719.9
Commissions, net (note 9)(6)	2,787.9	—	2,787.9	2,355.0	—	2,355.0
Interest expense (note 15)(6)	373.6	140.3	513.9	305.3	170.6	475.9
	16,848.1	5,227.2	22,075.3	14,521.3	5,029.5	19,550.8
(1)	Includes the Life insurance and Run-off reporting segment and Corporate and Other.
(2)

Includes the benefit of COVID-19 related government wage assistance of $62.1 (2020 - $123.8) recorded by the non-insurance companies as a reduction of other expenses in the consolidated statement of earnings.

(3)	Includes the benefit of COVID-19 lease concessions and government rent subsidies of $28.9 (2020 - $15.8 ), primarily at the non-insurance companies.
(4)	Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.
(5)	Expenses of the non-insurance companies, excluding commissions, net and interest expense, are included in other expenses in the consolidated statement of earnings.

(6)Presented as separate lines in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

27.Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2021
	Unrestricted cash and cash
	equivalents included in the						Cash and cash equivalents included on
	consolidated statement of cash flows			Restricted cash and cash equivalents			the consolidated balance sheet
		Cash			Cash			Cash
	Cash	equivalents	Total	Cash	equivalents	Total	Cash	equivalents	Total
Holding company cash and investments	129.9	336.0	465.9	—	—	—	129.9	336.0	465.9
Holding company assets pledged for derivative obligations	—	46.8	46.8	—	—	—	—	46.8	46.8
Subsidiary cash and short term investments	5,259.2	5,777.6	11,036.8	484.6	761.8	1,246.4	5,743.8	6,539.4	12,283.2
Subsidiary assets pledged for derivative obligations	—	74.0	74.0	—	—	—	—	74.0	74.0
Fairfax India	35.1	26.8	61.9	1.6	13.0	14.6	36.7	39.8	76.5
	5,424.2	6,261.2	11,685.4	486.2	774.8	1,261.0	5,910.4	7,036.0	12,946.4

	December 31, 2020
	Unrestricted cash and cash equivalents
	included in the consolidated statement						Cash and cash equivalents included on
	of cash flows			Restricted cash and cash equivalents			the consolidated balance sheet
		Cash			Cash			Cash
	Cash	equivalents	Total	Cash	equivalents	Total	Cash	equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	—	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	—	31.9	67.9	22.3	90.2
	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2021	2020
Net (purchases) sales of securities classified at FVTPL
Short term investments	(767.1)	(2,138.1)
Bonds	2,545.7	287.2
Preferred stocks	(37.3)	(24.5)
Common stocks	477.2	18.4
Net derivatives and other invested assets	395.9	(479.2)
	2,614.4	(2,336.2)

Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(472.6)	(187.8)
Provision for losses and loss adjustment expenses	3,692.0	1,884.3
Provision for unearned premiums	2,152.2	1,243.2
Provision for life policy benefits	(167.9)	—
Insurance contract receivables	(1,152.9)	(496.7)
Insurance contract payables	1,079.8	441.9
Recoverable from reinsurers	(1,580.0)	(898.8)
Other receivables	(96.7)	104.9
Accounts payable and accrued liabilities	291.1	(45.4)
Other	(758.1)	(172.4)
	2,986.9	1,873.2

Net interest and dividends received
Interest and dividends received	865.7	789.8
Interest paid on borrowings	(366.7)	(370.4)
Interest paid on lease liabilities	(54.8)	(62.4)
	444.2	357.0

Net income taxes paid	(288.7)	(63.3)

28.Related Party Transactions

Management and Director Compensation

Compensation for the company’s key management team for the years ended December 31 determined in accordance with the company’s IFRS accounting policies was as follows:

	2021	2020
Salaries and other short-term employee benefits	10.8	10.9
Share-based payments	4.7	3.5
	15.5	14.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compensation for the company’s Board of Directors for the years ended December 31 was as follows:

	2021	2020
Retainers and fees	1.5	1.1
Share-based payments	0.4	0.6
	1.9	1.7

Transactions with investments in associates

Atlas preferred shares and warrants

On June 11, 2021 the company exchanged certain tranches of its Atlas debentures for preferred shares and warrants as described in note 6.

HFP unsecured debentures and warrants

On March 31, 2021 the company invested $100.0 in HFP unsecured debentures and warrants as described in note 6.

RiverStone Barbados portfolio investments

On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados pursuant to the transaction described in note 23.

Eurolife non-controlling interest redemption liability

Pursuant to the consolidation of Eurolife as described in note 23, the company has a redemption liability on the 20.0% non-controlling interest in Eurolife held by the company’s associate Eurobank that is included in accounts payable and accrued liabilities on the consolidated balance sheet.

Transactions with subsidiaries

Fairfax India’s sale of Privi

On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi to certain affiliates of Privi’s founders as described in note 23.

Thomas Cook India preferred shares

During the first quarter of 2021 the company invested $60.0 in Thomas Cook India preferred shares through a private placement. This intercompany shareholding is eliminated in the company’s consolidated financial reporting.

Fairfax India Performance Fee Receivable

On December 31, 2021 the holding company had a performance fee receivable of $84.7 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. Under the investment advisory agreement, if a performance fee is payable for the period ending on December 31, 2023, the performance fee will be payable in cash, or at Fairfax’s option, in subordinate voting shares of Fairfax India. If Fairfax elects to have the performance fee paid in subordinate voting shares, such election must be made no later than December 15, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India as the increase in Fairfax India’s book value per share (common shareholders’ equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold.

Fairfax India Senior Notes Offering

On February 26, 2021 the company’s subsidiaries purchased $58.4 principal amount of Fairfax India’s 5.00% unsecured senior notes pursuant to the offering described in note 15.

29.Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2021 the company consolidated Eurolife and Singapore Re and deconsolidated Toys “R” Us Canada, Mosaic Capital and Privi, a subsidiary of Fairfax India, as described in note 23. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.

Fairfax's ownership
(100% other than as
December 31, 2021	Domicile	shown below)
Property and casualty insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	86.2%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	70.9%
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%

Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados

Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.3%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore

Life insurance and Run-off
Eurolife FFH Life Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States

Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

FAIRFAX FINANCIAL HOLDINGS LIMITED

		Fairfax's
December 31, 2021	Domicile	ownership		Primary business

Non-insurance companies

Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	38.5	% (1)	Franchisor, owner and operator of restaurants
Sporting Life Group Limited, which owns:	Canada	71.4%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	71.4%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	71.4%		Retailer of golf equipment, apparel and accessories

Fairfax India
Fairfax India Holdings Corporation (Fairfax India)(2)	Canada	30.1	% (2)	Invests in public and private Indian businesses

Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	66.8%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.8%		Owner and operator of holiday resorts

Other
AGT Food and Ingredients Inc. (AGT)	Canada	58.0%		Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	48.8%		Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	45.0	% (3)	Entertainment content creator, producer and distributor
Farmers Edge Inc. (Farmers Edge)	Canada	61.4%		Provider of advanced digital tools for agriculture
(1)	The company owns multiple voting shares and subordinate voting shares of Recipe that give it voting rights of 61.0%.
(2)	The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 93.9%. Fairfax India owns an equity interest of 89.5% in National Commodities Management Services Limited (NCML), a provider of agricultural commodities storage.
(3)	The company has voting rights of 56.1% due to Boat Rocker’s issuance of non-voting shares to non-controlling interests.